Registration No. 333-127445
                                                 Registration No. 811-07659
-----------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM N-4/A


        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [ ]

        Pre-Effective Amendment No. 1                             [X]

        Post-Effective Amendment No.                              [ ]


                                    AND/OR

  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]

        Amendment No.  149                                        [X]


                       (Check appropriate box or boxes)

                              -------------------

                           SEPARATE ACCOUNT No. 49
                                      of
                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                              -------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)

          1290 Avenue of the Americas, New York, New York 10104
           (Address of Depositor's Principal Executive Offices)
    Depositor's Telephone Number, including Area Code: (212) 554-1234

                              --------------------
                                   DODIE KENT
                             VICE PRESIDENT AND COUNSEL
                      AXA Equitable Life Insurance Company
              1290 Avenue of the Americas, New York, New York 10104
                     (Name and Address of Agent for Service)
                              ---------------------

               Please send copies of all communications to:

                            CHRISTOPHER PALMER, ESQ.
                               GOODWIN PROCTER LLP
                            901 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20001

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

        The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         It is proposed that this filing will become effective (check appropriate box):

[ ]      Immediately upon filing pursuant to paragraph (b) of Rule 485.

[ ]      On (date) pursuant to paragraph (b) of Rule 485.

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]      On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

     Units of interest in Separate Account under variable annuity contracts.

AXA Equitable Retirement Income for Life(SM)

A variable deferred annuity contract

PROSPECTUS DATED DECEMBER 19, 2005


Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.


--------------------------------------------------------------------------------


WHAT IS AXA EQUITABLE RETIREMENT INCOME FOR LIFE(SM)?

AXA Equitable Retirement Income for Life(SM) is a deferred annuity contract with an income feature issued by AXA Equitable Life Insurance Company. It provides for the accumulation of retirement savings and for guaranteed payments from those savings and a guaranteed death benefit. It also offers a number of annuitization options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options ("investment options"). This contract may not currently be available in all states. Certain features and benefits described in this Prospectus may vary or not be available in all contracts or in all states. Please see Appendix IV later in this Prospectus for more information on state variations of certain features and benefits.





--------------------------------------------------------------------------------
 Variable investment options
--------------------------------------------------------------------------------
o AXA Conservative Allocation        o AXA Moderate-Plus Allocation
o AXA Conservative-Plus Allocation   o AXA Aggressive Allocation
o AXA Moderate Allocation



You may allocate amounts to any of the variable investment options. Each variable investment option is a subaccount of Separate Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio of AXA Premier VIP Trust (the "Trust"), which, in turn, invests in other portfolios of both EQ Advisors Trust and AXA Premier VIP Trust. Your investment results in a variable investment option will depend on the investment performance of the related portfolio.


TYPES OF CONTRACTS. We offer the contracts for use as:

o A nonqualified annuity ("NQ") for after-tax contributions only.

o An individual retirement annuity ("IRA"), either traditional IRA (Rollover only) or Roth IRA (Rollover only).


o An annuity that is an investment vehicle for a qualified defined contribution plan ("QP") (Rollovers and direct transfers only).

o An Internal Revenue Code Section 403(b) Tax-Sheltered Annuity ("TSA") -- ("Rollover TSA").

A contribution of at least $25,000 is required to purchase an AXA Equitable Retirement Income for Life(SM) contract.

A registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated December 19, 2005, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ, 07096-1547 or calling 1-800-789-7771. The SAI has been incorporated by reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.


The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.
                                                                          X01140

Contents of this Prospectus
--------------------------------------------------------------------


AXA EQUITABLE RETIREMENT INCOME FOR LIFE(SM)
--------------------------------------------------------------------------------

Index of key words and phrases                                               4
Who is AXA Equitable?                                                        5
How to reach us                                                              6

AXA Equitable Retirement Income for Life(SM) at a
     glance -- key features                                                  8


--------------------------------------------------------------------------------
FEE TABLE                                                                   10
--------------------------------------------------------------------------------
Example                                                                     12
Condensed financial information                                             12



--------------------------------------------------------------------------------
1. CONTRACT FEATURES AND BENEFITS                                           13
--------------------------------------------------------------------------------
How you can purchase and contribute to your contract                        13
Owner and annuitant requirements                                            16
How you can make your contributions                                         16
What are your investment options under the contract?                        16
Portfolios of the Trust                                                     17
Allocating your contributions                                               18

AXA Equitable Retirement Income for Life(SM) benefit                        18

Guaranteed minimum death benefit                                            20
Your right to cancel within a certain number of days                        20



--------------------------------------------------------------------------------
2. DETERMINING YOUR CONTRACT'S VALUE                                        21
--------------------------------------------------------------------------------
Your account value and cash value                                           21
Your contract's value in the variable investment options                    21
Termination of your contract                                                21



--------------------------------------------------------------------------------
3. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS                         22
--------------------------------------------------------------------------------
Transferring your account value                                             22
Disruptive transfer activity                                                22
Rebalancing your account value                                              23





----------------------
"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.


2  Contents of this Prospectus

--------------------------------------------------------------------------------
4. ACCESSING YOUR MONEY                                                     24
--------------------------------------------------------------------------------
Withdrawing your account value                                              24
How withdrawals are taken from your account value                           25
How withdrawals affect your Guaranteed minimum death benefit                25

How withdrawals affect the AXA Equitable Retirement
 Income for Life(SM) benefit                                                25

Surrendering your contract to receive its cash value                        25
When to expect payments                                                     25
Your annuitization options                                                  25



--------------------------------------------------------------------------------
5. CHARGES AND EXPENSES                                                     28
--------------------------------------------------------------------------------
Charges that AXA Equitable deducts                                          28
Charges that the Trust deducts                                              29
Group or sponsored arrangements                                             30
Other distribution arrangements                                             30



--------------------------------------------------------------------------------
6. EFFECT OF DEATH                                                          31
--------------------------------------------------------------------------------
Your beneficiary and payment of death benefit                               35
Successor owner and annuitant                                               35
Beneficiary continuation option                                             35



--------------------------------------------------------------------------------
7. TAX INFORMATION                                                          38
--------------------------------------------------------------------------------
Overview                                                                    38
Buying a contract to fund a retirement arrangement                          38
Transfers among investment options                                          38
Taxation of payments from NQ contracts                                      38
Individual retirement arrangements (IRAs)                                   40
Tax-sheltered annuity contracts (TSAs)                                      47
Federal and state income tax withholding and
  information reporting                                                     50
Special rules for contracts funding qualified plans                         51
Impact of taxes to AXA Equitable                                            51

--------------------------------------------------------------------------------
8. MORE INFORMATION                                                         52
--------------------------------------------------------------------------------
About Separate Account No. 49                                               52
About the Trust                                                             52
About the general account                                                   52
About other methods of payment                                              52
Dates and prices at which contract events occur                             53
About your voting rights                                                    53
About legal proceedings                                                     54
Financial statements                                                        54
Transfers of ownership, collateral assignments, loans
  and borrowing                                                             54
Distribution of the contracts                                               54

--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------
  I -- Condensed financial information                                     A-1
 II -- Purchase considerations for QP contracts                            B-1
III -- Hypothetical illustrations                                          C-1
 IV -- State contract variations of certain
         features and benefits                                             D-1

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                  Contents of this Prospectus  3

Index of key words and phrases

--------------------------------------------------------------------------------
This index should help you locate more information on the terms used in this Prospectus.





                                                                Page
   account value                                                  21
   administrative charge                                          28
   annuitant                                                      13
   annuitization options                                          25
   annuity purchase factors                                       26
   Applicable percentage                                          18
   AXA Equitable Retirement Income for Life(SM) benefit            8
   AXA Equitable Retirement Income for Life(SM)
     benefit charge                                               29
   Automatic RMD service                                          24
   beneficiary                                                    35
   Beneficiary continuation option ("BCO")                        35
   business day                                                   53
   cash value                                                     21
   charges for state premium and other applicable taxes           29
   contract date                                                   9
   contract date anniversary                                       9
   contract maturity date                                         27
   contract year                                                   9
   contributions to Roth IRAs                                     44
     rollovers and transfers                                      45
     conversion contributions                                     45
   contributions to traditional IRAs                              41
     rollovers and transfers                                      41
   disability, terminal illness or confinement to nursing home    29
   disruptive transfer activity                                   22
   distribution charge                                            28
   EQAccess                                                        6
   ERISA                                                          30
   Excess withdrawal                                              18
   free look                                                      20
   free withdrawal amount                                         29
   general account                                                52
   Guaranteed annual payment                                       8
   Guaranteed minimum death benefit                               20
   IRA                                                         cover


                                                                Page
   IRS                                                            38
   Income base                                                    18
   investment options                                          cover
   Joint life                                                      8
   lifetime required minimum distribution withdrawals             24
   lump sum withdrawals                                           24
   market timing                                                  22
   Mortality and expense risks charge                             28
   NQ                                                          cover
   participant                                                    16
   portfolio                                                   cover
   processing office                                               6
   QP                                                          cover
   Rebalancing                                                    23
   Rollover IRA                                                cover
   Rollover TSA                                                cover
   Roth IRA                                                    cover
   SAI                                                         cover
   SEC                                                         cover
   Separate Account No. 49                                        52
   Single life                                                     8
   Successor owner and annuitant                                  35
   TOPS                                                            6
   TSA                                                         cover
   traditional IRA                                             cover
   Trust                                                          22
   unit                                                           21
   variable investment options                                 cover
   wire transmittals and electronic applications                  52
   withdrawal charge                                              28


To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract.


--------------------------------------------------------------------------------
 Prospectus                           Contract or Supplemental Materials
-------------------------------------------------------------------------------
  variable investment options        Investment Funds
  account value                      Annuity Account Value
  unit                               Accumulation Unit
  Guaranteed minimum death benefit   Guaranteed death benefit

4 Index of key words and phrases

Who is AXA Equitable?

--------------------------------------------------------------------------------
We are AXA Equitable Life Insurance Company ("AXA Equitable") (previously, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is a subsidiary of AXA Financial, Inc. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. As the sole shareholder, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contract.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $598 billion in assets as of December 31, 2004. For over 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.


                                                        Who is AXA Equitable?  5

HOW TO REACH US

You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.


-------------------------------------------------------------------------------
FOR APPLICATIONS WITH CHECKS AND ADDITIONAL CONTRIBUTIONS SENT BY REGULAR MAIL:
-------------------------------------------------------------------------------

AXA Equitable Retirement Income for Life(SM)
P.O. Box 13014
Newark, NJ 07188-0014


-------------------------------------------------------------------------------
FOR APPLICATIONS WITH CHECKS AND ADDITIONAL CONTRIBUTIONS SENT BY EXPRESS
DELIVERY:
-------------------------------------------------------------------------------

AXA Equitable Retirement Income for Life(SM)
c/o JP Morgan Chase
Attn: Box 13014
300 Harmon Meadow Boulevard, 3rd Floor
Secaucus, NJ 07094


--------------------------------------------------------------------------------
 FOR NEW BUSINESS APPLICATIONS WITHOUT CHECKS AND ALL
 OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS,
 WITHDRAWALS, OR REQUIRED NOTICES) SENT BY
 REGULAR MAIL:
--------------------------------------------------------------------------------

AXA Equitable Retirement Income for Life(SM)
P.O. Box 1547
Secaucus, NJ 07096-1547


-------------------------------------------------------------------------------
FOR NEW BUSINESS APPLICATIONS WITHOUT CHECKS AND ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:
-------------------------------------------------------------------------------

AXA Equitable Retirement Income for Life(SM)
200 Plaza Drive, 4th Floor
Secaucus, NJ 07094



--------------------------------------------------------------------------------
REPORTS WE PROVIDE:
--------------------------------------------------------------------------------
o written confirmation of financial transactions;

o statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

o annual statement of your contract values as of the close of the contract year.


-------------------------------------------------------------------------------
 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND
 EQACCESS SYSTEMS:
-------------------------------------------------------------------------------
TOPS is designed to provide you with up-to-date information via touch-tone telephone. EQAccess is designed to provide this information through the Internet. You can obtain information on:

o your current account value;

o your current allocation percentages;

o the number of units you have in the variable investment options;

o the daily unit values for the variable investment options; and

o performance information regarding the variable investment options (not available through TOPS).

You can also:

o change your allocation percentages and/or transfer among the investment options;

o elect to receive certain contract statements electronically (not available through TOPS);

o change your address (not available through TOPS);

o change your TOPS personal identification number ("PIN") (through TOPS only) and your EQAccess password (through EQAccess only); and

o access Frequently Asked Questions and Service Forms (not available through
  TOPS).

TOPS and EQAccess are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. If you are a client with AXA Advisors you may use EQAccess by visiting our website at www.axaonline.com and logging in to access your account. All other clients may access EQAccess by visiting our website at www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).



-------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:
-------------------------------------------------------------------------------
You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on any business day from 8:30 a.m. until 5:30 p.m., Eastern Time.


6  Who is AXA Equitable?

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

 (1) authorization for telephone transfers by your financial professional (available only for contracts distributed through AXA Distributors);

 (2) conversion of a traditional IRA to a Roth IRA contract;

 (3) election of the rebalancing program;

 (4) requests for withdrawals or surrenders from Rollover TSA contracts;

 (5) tax withholding elections;

 (6) election of the beneficiary continuation option;

 (7) IRA contribution recharacterizations;

 (8) certain Section 1035 exchanges;

 (9) direct transfers;

(10) death claims;

(11) change in ownership (NQ only);

(12) enrollment in either our Maximum payment plan or Customized payment plan withdrawal options;

(13) lump sum withdrawal requests; and

(14) removing or changing successor owner.


WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1) address changes;

(2) beneficiary changes;

(3) transfers between investment options; and

(4) contract surrender.


TO CANCEL OR CHANGE ANY OF THE FOLLOWING WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1) rebalancing;

(2) the date annuity payments are to begin.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.


SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner.


                                                        Who is AXA Equitable?  7

AXA Equitable Retirement Income for Life(SM) at a glance -- key features

--------------------------------------------------------------------------------

AXA Equitable Retirement    The AXA Equitable Retirement Income for Life(SM)
Income for Life (SM)        benefit guarantees that you can take lifetime
benefit                     payments of up to a maximum amount each contract
                            year (your "Guaranteed annual payment"). Your
                            Guaranteed annual payment amount is equal to a percentage of your "Income base." See "Your Income base" in "Contract features and benefits" later in this Prospectus. As shown in the chart immediately below, the applicable percentage is determined based on your age at the time you take your first withdrawal.

                            Age                       Applicable percentage
                            ----------------------------------------------------
                            55-59-1/2                     4.0%
                            59-1/2-64                     4.5%
                            65-69                         5.0%
                            70-74                         5.5%
                            75-79                         6.0%
                            80 and older                  6.5%
                            ----------------------------------------------------
                            Payments are taken from your account value and
                            continue during your lifetime even if your account
                            value falls to zero (unless it is caused by a
                            withdrawal that exceeds your Guaranteed annual
                            payment amount). If your contract is based on your
                            life only (you did not name a successor owner)
                            ("Single life"), payments will continue for your
                            life. If your contract is based on joint lives (you
                            named your spouse as successor owner at contract
                            issue) ("Joint life"), payments will continue for
                            the lives of both you and your spouse. QP and TSA
                            Joint life contracts are not permitted. Please see
                            "AXA Equitable Retirement Income for Life(SM)
                            benefit" in "Contract features and benefits" later
                            in this Prospectus.
-------------------------------------------------------------------------------
Guaranteed minimum          Your Guaranteed minimum death benefit is equal to
death benefit               your total contributions less withdrawals.
-------------------------------------------------------------------------------
Contribution amounts        o NQ, Rollover IRA, Roth IRA, QP and Rollover TSA
                              contracts
                            o Initial minimum:      $25,000
                            o Additional minimum:   $ 1,000*
                            ----------------------------------------------------
                            Maximum contribution limitations may apply. In
                            general, contributions are limited to $1.5 million.
                            * For both types of IRA, TSA, and QP, ongoing or
                              regular contributions are not permitted; only rollovers or direct transfers are permitted.
-------------------------------------------------------------------------------
Professional investment     AXA Equitable Retirement Income for Life(SM) 's
Management                  variable investment options invest in different
                            portfolios managed by professional investment
                            advisers.
--------------------------------------------------------------------------------
Tax considerations          o No tax on earnings inside the contract until you
                              make withdrawals from your contract or receive annuity payments.
                            ---------------------------------------------------
                            o No tax on transfers among investment options
                              inside the contract.
                            ---------------------------------------------------
                            If you are purchasing an annuity contract as an
                            Individual Retirement Annuity (IRA) or Tax Sheltered
                            Annuity (TSA), or to fund an employer retirement
                            plan (QP or Qualified Plan), you should be aware
                            that such annuities do not provide tax deferral
                            benefits beyond those already provided by the
                            Internal Revenue Code. Before purchasing one of
                            these annuities, you should consider whether its
                            features and benefits beyond tax deferral meet your
                            needs and goals. Because of its income focus, this
                            contract may not be appropriate for Rollover TSA and
                            QP if the funds are subject to withdrawal
                            restrictions. You may also want to consider the
                            relative features, benefits and costs of these
                            annuities compared with any other investment that
                            you may use in connection with your retirement plan
                            or arrangement.
-------------------------------------------------------------------------------
Access to your money        o Lump sum withdrawals
                            o Maximum payment plan
                            o Customized payment plan
                            o Contract surrender
                            You may incur a withdrawal charge for certain
                            withdrawals or if you surrender your contract. You
                            may also incur income tax and a tax penalty.
-------------------------------------------------------------------------------


8 AXA Equitable Retirement Income for Life(SM) at a glance -- key features

--------------------------------------------------------------------------------

Additional features         o Account value rebalancing (quarterly,
                              semiannually, and annually)
                            o Free transfers
                            o Waiver of withdrawal charge for certain
                              withdrawals, disability, terminal illness,
                              or confinement to a nursing home
                            o Successor owner/annuitant
                            o Beneficiary continuation option
                            o Annuitization options
-------------------------------------------------------------------------------
Fees and charges            o Daily charges on amounts invested in variable
                              investment options for mortality and expense risks, administrative charges and distribution charges at an annual rate of 1.25%.

                            o No charge for the Guaranteed minimum death
                              benefit.

                            o An annual charge of 0.65% of the Income base for
                              the AXA Equitable Retirement Income for Life(SM) benefit based on a Single life or 0.80% of the Income base for a Joint life (not available as a QP or TSA contract). This charge will be deducted on each contract date anniversary from your account value. See "AXA Equitable Retirement Income for Life(SM) benefit charge" in "Charges and expenses" later in this Prospectus.

                            o No sales charge deducted at the time you make
                              contributions. During the first seven contract years following a contribution, a charge of up to 7% will be deducted from amounts that you withdraw that exceed your Guaranteed annual payment amount. There is no withdrawal charge in the eighth and later contract years following a contribution. Certain other exemptions may apply. See "Your Guaranteed annual payment" under "AXA Equitable Retirement Income for Life(SM) benefit" in "Contract features and benefits" later in this Prospectus for information about how your
                              Guaranteed annual payment amount is calculated.
                            ---------------------------------------------------
                              The "contract date" is the effective date of a
                              contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12-month period beginning on your contract date and each 12-month period after that date is a "contract year." The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.
                            ---------------------------------------------------
                            o We deduct a charge designed to approximate certain
                              taxes that may be imposed on us, such as premium taxes in your state. This charge is generally deducted from the amount applied to an annuitization option.

                            o We currently deduct a $350 annuity administrative
                              fee from amounts applied to purchase a variable immediate annuitization option. This option may not be available when you annuitize.

                            o Annual expenses of the Trust portfolios are
                              calculated as a percentage of the average daily net assets invested in each portfolio. Please see "Fee table" later in this Prospectus for details.
-------------------------------------------------------------------------------
Owner and Annuitant issue   NQ, Rollover IRA, Roth IRA and Rollover TSA: 55-85
ages                        QP: 55-75
-------------------------------------------------------------------------------


The above is not a complete description of all material provisions of the contract. In some cases, restrictions or exceptions apply. Also, all features of the contract are not necessarily available in your state or at certain ages. Please see Appendix IV later in this Prospectus for more information on state availability and/or variations of certain features and benefits.


For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. Please feel free to speak with your financial professional, or call us, if you have any questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days. Please see "Your right to cancel within a certain number of days" later in this Prospectus for additional information.



OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through the same distributor. At their sole discretion, some distributors may eliminate and/or limit the availability of certain features or options, as well as limit the availability of the contracts, based on annuitant issue age or other criteria. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about any of the AXA Equitable annuity contracts.


      AXA Equitable Retirement Income for Life(SM) at a glance -- key features 9

Fee table

--------------------------------------------------------------------------------
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals or apply your cash to certain payout options or if you purchase a Variable Immediate Annuity annuitization option. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Charges for certain features shown in the fee table are mutually exclusive.



-----------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value at the time you request certain transactions
-----------------------------------------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions with-
drawn (deducted if you surrender your contract or make certain
withdrawals or apply your cash value to certain payout options).(1)                        7.00%


Charge if you elect a variable annuitization option                                        $350
-----------------------------------------------------------------------------------------------------------------------------------


The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the portfolio fees and expenses.
-----------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets
-----------------------------------------------------------------------------------------------------------------------------------
Mortality and expense risks                                                                0.75%
Administrative                                                                             0.30%
Distribution                                                                               0.20%
                                                                                           ----
Total annual expenses                                                                      1.25%

-----------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value on each contract date anniversary
-----------------------------------------------------------------------------------------------------------------------------------
Guaranteed minimum death benefit charge                                                    0.00%
AXA Equitable Retirement Income for Life(SM) benefit charge(2)                             0.65% for Single life contracts
(calculated as a percentage of the Income base.)
                                                                                           0.80% for Joint life contracts (Not
                                                                                           available as QP or TSA contracts.)

Please see "AXA Equitable Retirement Income for Life(SM) benefit" in "Contract features and   benefits" for more information about
this feature, and "AXA Equitable Retirement Income for Life(SM) benefit charge" in "Charges and expenses," both later in this
Prospectus.
-----------------------------------------------------------------------------------------------------------------------------------


You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for the Portfolio.

-----------------------------------------------------------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
-----------------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2004 (expenses that are deducted        Lowest     Highest
from Portfolio assets including management fees, 12b-1 fees, service fees, and/or     ------     ------
other expenses)(3)                                                                    1.34%      1.63%

10 Fee table

This table shows the fees and expenses for 2004 as an annual percentage of each Portfolio's daily average net assets.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Total                   Net Total
                                                                                        Annual      Fee Waiv-     Annual
                                                                        Underlying     Expenses    ers and/or    Expenses
                                     Manage-                            Portfolio      (Before      Expense       After
                                      ment     12b-1       Other        Fees and       Expense     Reimburse-     Expense
 Portfolio Name                      Fees(4)   Fees(5)   Expenses (6)   Expenses(7)   Limitation)    ments(8)    Limitations
-----------------------------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
-----------------------------------------------------------------------------------------------------------------------------------
AXA Conservative Allocation          0.10%     0.25%        0.41%          0.75%         1.51%         (0.41)%      1.10%
AXA Conservative-Plus Allocation     0.10%     0.25%        0.30%          0.80%         1.45%         (0.30)%      1.15%
AXA Moderate Allocation              0.10%     0.25%        0.16%          0.83%         1.34%         (0.16)%      1.18%
AXA Moderate-Plus Allocation         0.10%     0.25%        0.20%          1.02%         1.57%         (0.20)%      1.37%
AXA Aggressive Allocation            0.10%     0.25%        0.29%          0.99%         1.63%         (0.29)%      1.34%
-----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Deducted upon a withdrawal of amounts in excess of your Guaranteed annual payment amount, if applicable:


   The withdrawal charge percentage we use is determined by the contract year in           Contract
   which you make the withdrawal or surrender your contract. For each contribution,        Year
   we consider the contract year in which we receive that contribution to be "contract     1 ..................7.00%
   year 1")                                                                                2 ..................7.00%
                                                                                           3 ..................6.00%
                                                                                           4 ..................6.00%
                                                                                           5 ..................5.00%
                                                                                           6 ..................3.00%
                                                                                           7 ..................1.00%
                                                                                           8+..................0.00%

(2) If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(3) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts. See footnote (7) for details.

(4) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's shareholders. See footnote (8) for any expense limitation agreement information.

(5) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contracts.

(6) Other expenses shown are those incurred in 2004. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (8) for any expense limitation agreement.

(7) The AXA Allocation variable investment options invest in corresponding portfolios of the AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust (the "underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been estimated based on the respective weighted investment allocations as of 12/31/04.

(8) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. AXA Equitable, the investment manager of AXA Premier VIP Trust, has entered into Expense Limitation Agreements with respect to each Portfolio, which are effective through April 30, 2006. Under these agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Therefore, each Portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. In addition, a portion of the brokerage commissions of the AXA Moderate Allocation portfolio is used to reduce its expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce its expenses, its net expenses would be 1.17%.

                                                                    Fee table 11

EXAMPLE

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).

The example below shows the expenses that a hypothetical contract owner would pay in the situations illustrated.


The example assumes that you invest $25,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. The example also assumes maximum contract charges and total annual expenses of the portfolios (before expense limitations) set forth in the previous charts. This example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



-------------------------------------------------------------------------------------
                                    If you surrender your contract at the end of the
                                                 applicable time period
                                   --------------------------------------------------
                                     1 year      3 years      5 years      10 years
-------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
-------------------------------------------------------------------------------------
AXA Conservative Allocation           $2,679      $4,322       $6,014       $ 9,843
AXA Conservative-Plus Allocation      $2,663      $4,276       $5,940       $ 9,705
AXA Moderate Allocation               $2,634      $4,191       $5,801       $ 9,445
AXA Moderate-Plus Allocation          $2,694      $4,368       $6,089       $ 9,980
AXA Aggressive Allocation             $2,710      $4,413       $6,162       $10,117




-------------------------------------------------------------------------------------
                                     If you annuitize at the end of the applicable
                                   time period and select the Variable Income Annuity
                                                         option
-------------------------------------------------------------------------------------
                                     1 year      3 years      5 years      10 years
-------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
-------------------------------------------------------------------------------------
AXA Conservative Allocation           $1,279      $3,172       $5,114       $10,193
AXA Conservative-Plus Allocation      $1,263      $3,126       $5,040       $10,055
AXA Moderate Allocation               $1,234      $3,041       $4,901       $ 9,795
AXA Moderate-Plus Allocation          $1,294      $3,218       $5,189       $10,330
AXA Aggressive Allocation             $1,310      $3,263       $5,262       $10,467




-------------------------------------------------------------------------------------
                                    If you do not surrender your contract at the end
                                       of the applicable time period and take no
                                                      withdrawals
-------------------------------------------------------------------------------------
                                     1 year      3 years      5 years      10 years
-------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
-------------------------------------------------------------------------------------
AXA Conservative Allocation            $929       $2,822       $4,764       $ 9,843
AXA Conservative-Plus Allocation       $913       $2,776       $4,690       $ 9,705
AXA Moderate Allocation                $884       $2,691       $4,551       $ 9,445
AXA Moderate-Plus Allocation           $944       $2,868       $4,839       $ 9,980
AXA Aggressive Allocation              $960       $2,913       $4,912       $10,117
-------------------------------------------------------------------------------------


CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this Prospectus for the unit values and the number of units outstanding as of the end of the periods shown for each of the variable investment options available as of December 31, 2004.


12 Fee table

1. Contract features and benefits

--------------------------------------------------------------------------------
HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call
"contributions." We require a minimum contribution amount of $25,000. The following table summarizes our rules regarding contributions to your contract. The owner, annuitant and successor owner or joint annuitant, if any, must all meet the same issue age requirements.

We may refuse to accept any contribution if the sum of all contributions under all AXA Equitable Retirement Income for Life(SM) contracts with the same owner or annuitant would then total more than $1,500,000. We reserve the right to limit aggregate contributions made after the first contract year to 150% of first-year contributions. We may also refuse to accept any contribution if the sum of all contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may accept less than the minimum initial contribution under a contract if an aggregate amount of contracts purchased at the same time by an individual (including spouse) meets the minimum.


Additional contributions are not permitted after the later of: (i) the end of the first contract year, and (ii) the date you make your first withdrawal. Additional contribution rules are set forth in the chart below.



---------------------------------------------------------------------------------------
                 Available               Minimum
 Contract type   for issue ages          contributions
---------------------------------------------------------------------------------------
NQ               55 through 85           o $25,000 (initial)
                                         o $1,000 (additional)
---------------------------------------------------------------------------------------
Rollover IRA     55 through 85           o $25,000 (initial)
                                         o $1,000 (additional)



---------------------------------------------------------------------------------------
Contract type    Source of contributions          Limitations on contributions
---------------------------------------------------------------------------------------
NQ               o After-tax money.              o For annuitants up to age 83
                                                   at contract issue, no additional
                 o Paid to us by check or          contributions may be
                   transfer of contract value in   made after attainment of age 84,
                   a tax-deferred exchange         or, if later, the first
                   under Section 1035 of the       contract anniversary.*
                   Internal Revenue Code.
                                                 o For annuitants age 84 or 85
                                                   at contract issue, additional
                                                   contributions may be made
                                                   up to one year from contract
                                                   issue.
---------------------------------------------------------------------------------------
Rollover IRA     o Rollover or direct transfers  o For annuitants up to age 83
                   only; regular IRA contribu-     at contract issue, no addi-
                   tions are not permitted.        tional contributions may be
                                                   made after attainment of
                 o Eligible rollover distribu-     age 84, or, if later, the first
                   tions from TSA contracts or     contract anniversary.*
                   other 403(b) arrangements,
                   qualified plans, and govern-  o For annuitants age 84 or 85
                   mental employer 457(b)          at contract issue, additional
                   plans.                          contributions may be made
                                                   up to one year from contract
                 o Rollovers from another          issue.
                   traditional individual
                   retirement arrangement.       o Contributions after age 70-1/2
                                                   must be net of required
                 o Direct custodian-to-            minimum distributions.
                   custodian transfers from
                   another traditional indi-
                   vidual retirement
                   arrangement.
---------------------------------------------------------------------------------------

                                              Contract features and benefits 13

---------------------------------------------------------------------------------------
                 Available               Minimum
 Contract type   for issue ages          contributions
---------------------------------------------------------------------------------------
Roth IRA         55 through 85           o $25,000 (initial)
                                         o $1,000 (additional)
---------------------------------------------------------------------------------------
Rollover TSA     55 through 85           o $25,000 (initial)
                                         o $1,000 (additional)



---------------------------------------------------------------------------------------
 Contract type    Source of contributions          Limitations on contributions
---------------------------------------------------------------------------------------
Roth IRA         o Rollover or direct transfers   o For annuitants up to age 83
                   only; regular Roth IRA con-      at contract issue, no addi-
                   tributions are not               tional contributions may be
                   permitted.                       made after attainment of
                                                    age 84, or, if later, the first
                 o Rollover from another Roth       contract anniversary.*
                   IRA.
                                                  o For annuitants age 84 or 85
                 o Conversion rollovers from a      at contract issue, additional
                   traditional IRA.                 contributions may be made up
                                                    to one year from contract issue.
                 o Direct transfers from
                   another Roth IRA.              o Conversion rollovers after
                                                    age 70-1/2 must be net of
                                                    required minimum distribu-
                                                    tions for the traditional IRA
                                                    you are rolling over.

                                                  o You cannot roll over funds
                                                    from a traditional IRA if your
                                                    adjusted gross income is
                                                    $100,000 or more.
---------------------------------------------------------------------------------------

Rollover TSA     o Direct transfers of pre-tax    o For annuitants up to age 83
                   funds from another contract      at contract issue, no addi-
                   or arrangement under Sec-        tional contributions may be
                   tion 403(b) of the Internal      made after attainment of
                   Revenue Code, complying          age 84,or, if later, the first
                   with IRS Revenue Ruling          contract anniversary.*
                   90-24.
                                                  o For annuitants age 84 or 85
                 o Eligible rollover distribu-      at contract issue, additional
                   tions of pre-tax funds from      contributions may be made
                   other 403(b) plans. Subse-       up to one year from contract
                   quent contributions may          issue.
                   also be rollovers from quali-
                   fied plans, governmental       o Rollover or direct transfer
                   employer 457(b) plans and        contributions after age 70-1/2
                   traditional IRAs.                must be net of any required
                                                    minimum distributions.

                                                  o We do not accept employer-
                                                    remitted contributions.
---------------------------------------------------------------------------------------

14 Contract features and benefits

---------------------------------------------------------------------------------------
                 Available              Minimum
 Contract type   for issue ages         contributions
---------------------------------------------------------------------------------------
QP               55 through 75          o $25,000 (initial)
                                        o $1,000 (additional)
---------------------------------------------------------------------------------------
Contract type    Source of contributions         Limitations on contributions
---------------------------------------------------------------------------------------
QP               o Only transfer contributions   o We do not accept regular
                   from an existing defined        ongoing payroll
                   contribution qualified plan     contributions.
                   trust.
                                                 o Only one additional transfer
                 o The plan must be qualified      contribution may be made
                   under Section 401(a) of the     during a contract year.
                   Internal Revenue Code.
                                                 o No additional transfer con-
                 o For 401(k) plans, trans-        tributions after the
                   ferred contributions may        attainment of age 76 or, if
                   only include employee pre-      later, the first contract
                   tax contributions.              anniversary.

                                                 o Contributions after age 70-1/2
                                                   must be net of any required
                                                   minimum distributions.

                                                 o A separate QP contract must
                                                   be established for each plan
                                                   participant.

                                                 o We do not accept employer-
                                                   remitted contributions.

                                                 o We do not accept contribu-
                                                   tions from defined benefit
                                                   plans.

See Appendix II at the end of this Prospectus for a discussion of purchase considerations of QP contracts.
--------------------------------------------------------------------------------
* For Pennsylvania contracts, please see Appendix IV later in this Prospectus for state variations.

See "Tax information" later in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" later in this Prospectus.


                                               Contract features and benefits 15

OWNER AND ANNUITANT REQUIREMENTS


The owner, annuitant and successor owner or joint annuitant, if any, must all meet the same issue age requirements. Under NQ contracts only, the annuitant can be different from the owner. For all contracts other than QP, the owner, successor owner and annuitant, if different, must be age 55-85 at issue. For QP contracts, the annuitant must be age 55-75 at issue.

Joint owners are not permitted except under NQ contracts.


A successor owner may be named at contract issue only. The successor owner must be the owner's spouse. If you and the successor owner are no longer married, you may either: (i) drop the original successor owner or (ii) replace the original successor owner with your new spouse. This can only be done before the first withdrawal is made from the contract. After the first withdrawal, the successor owner can be dropped but cannot be replaced.


A joint annuitant may be named at contract issue only if the contract is owned by a non-natural owner. The annuitant and joint annuitant must be spouses. If the annuitant and joint annuitant are no longer married, you may either: (i) drop the joint annuitant or (ii) replace the original joint annuitant with the annuitant's new spouse. This can only be done before the first withdrawal. After the first withdrawal, the joint annuitant may be dropped but cannot be replaced. Joint annuitants are not permitted under any other contracts.


Under both types of IRA and Rollover TSA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. This option may not be available under your contract.

Under QP contracts, the owner must be the trustee of the qualified plan and the annuitant must be the plan participant/employee. See Appendix II at the end of this Prospectus for more information on QP contracts.


HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to a Section 1035 tax-free exchange or a direct transfer. We do not accept third-party checks endorsed to us except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

For your convenience, we will accept initial and any permitted additional contributions by wire transmittal from certain broker-dealers who have agreements with us for this purpose, including circumstances under which such contributions are considered received by us when your order is taken by such broker-dealers. See "More information" later in this Prospectus.


Your initial contribution must generally be accompanied by an application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain that information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you specifically direct us to keep your contribution until we receive the required information.


--------------------------------------------------------------------------------
Our "business day" is generally any day the New York Stock Exchange is open for trading and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.
--------------------------------------------------------------------------------
WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

Your investment options are the variable investment options. Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields. Listed below are the currently available portfolios and their investment objectives.


16  Contract features and benefits

PORTFOLIOS OF THE TRUST

AXA Equitable serves as the investment manager of the portfolios of the AXA Premier VIP Trust and makes the investment decisions for each portfolio listed below. Each portfolio invests in other portfolios of both the AXA Premier VIP Trust and the EQ Advisors Trust (the "underlying portfolios").

--------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                 Objective
--------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION   Seeks a high level of current income.
--------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         Seeks current income and growth of capital, with a greater emphasis on current income.
 ALLOCATION
--------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       Seeks long-term capital appreciation and current income.
--------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS             Seeks long-term capital appreciation and current income, with a greater emphasis on capital
  ALLOCATION                  appreciation.
--------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION     Seeks long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------------------


You should consider the investment objective, risks, and charges and expenses of the portfolios carefully before investing. The prospectuses for the portfolios contain this and other important information about the portfolios. The prospectuses, which are attached to this Prospectus, should be read carefully before investing.



                                               Contract features and benefits 17

ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to one or more, or all, of the variable investment options. Allocations must be in whole percentages and you may change your allocations at any time. The total of your allocations into all available investment options must equal 100%. Subsequent contributions are allocated according to instructions on file unless you provide new instructions.



AXA EQUITABLE RETIREMENT INCOME FOR LIFE(SM) BENEFIT

The AXA Equitable Retirement Income for Life(SM) benefit guarantees that you can take lifetime withdrawals up to a maximum amount per year (your "Guaranteed annual payment"). You may elect one of our automated payment plans or you may take lump sum withdrawals. All withdrawals reduce your account value and Guaranteed minimum death benefit. See "Accessing your money" later in this Prospectus.

You may buy this contract on a single life ("Single life") or a joint life ("Joint life") basis. There is no designated successor owner (or joint annuitant under a contract with a non-natural owner) in a Single life contract and none may be added subsequent to contract issue. For Joint life contracts, you must designate your spouse as the successor owner (or joint annuitant, as applicable) at the time of contract issue. Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both the owner and successor owner (or annuitant and joint annuitant, as applicable). Joint life QP and TSA contracts are not permitted.

The cost of the AXA Equitable Retirement Income for Life(SM) benefit will be deducted from your account value on each contract date anniversary. Please see "AXA Equitable Retirement Income for Life(SM) benefit charge" in "Charges and expenses" later in this Prospectus for a description of the charge.


You should not purchase this contract if:

o You plan to take withdrawals in excess of your Guaranteed annual payment amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see "Effect of Excess withdrawals" below in this section);

o You are interested in long term accumulation rather than current payments;
  or

o You are using the contract to fund a Rollover TSA or QP contract where withdrawal restrictions will apply.


For traditional IRAs, TSA and QP contracts, the AXA Equitable Retirement Income for Life(SM) contract makes provisions for you to take lifetime required minimum distributions ("RMDs") without losing the value of the AXA Equitable Retirement Income for Life(SM) benefit, provided you comply with the conditions described under "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus, including utilizing our Automatic RMD service. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.


YOUR INCOME BASE

At issue, your Income base is equal to your initial contribution and will increase or decrease, as follows:

o Your Income base increases by the dollar amount of any subsequent contributions.

o Your Income base may be increased on each contract date anniversary, as described below ("Annual step-up").

o Your Income base is not reduced by withdrawals except those withdrawals that exceed your Guaranteed annual payment amount ("Excess withdrawal"). See "Effect of Excess withdrawals" below in this section.

YOUR GUARANTEED ANNUAL PAYMENT AMOUNT

Your initial Guaranteed annual payment amount is equal to a percentage of the Income base. The applicable percentage ("Applicable percentage") is based on the owner's age at the time of the first withdrawal. For Joint life contracts, the Applicable percentage is based on the age of the owner or successor owner, whoever is younger at the time of the first withdrawal. For Single life contracts held by non-natural owners, the Applicable percentage is based on the annuitant's age. For Joint life contracts held by non-natural owners, the Applicable percentage is based on the younger annuitant's age at the time of the first withdrawal. The Applicable percentages are as follows:

---------------------------------------------
 Age                    Applicable percentage
---------------------------------------------
55-59-1/2               4.0%
59-1/2-64               4.5%
65-69                   5.0%
70-74                   5.5%
75-79                   6.0%
80 and older            6.5%
---------------------------------------------

We will recalculate the Guaranteed annual payment amount on each contract date anniversary and as of the date of any subsequent contribution or Excess withdrawal, as described below under "Effect of Excess withdrawals" and "Subsequent contributions." The payment amount is guaranteed never to decrease as long as there are no Excess withdrawals.

Your Guaranteed annual payments are not cumulative. If you withdraw less than the Guaranteed annual payment amount in any contract year, you may not add the remainder to your Guaranteed annual payment amount in any subsequent year.

The withdrawal charge, if applicable, is waived for withdrawals up to the Guaranteed annual payment amount, but all withdrawals are counted toward your free withdrawal amount. See "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

EFFECT OF EXCESS WITHDRAWALS

An Excess withdrawal is caused when you withdraw more than your Guaranteed annual payment amount in any contract year. Once a withdrawal causes cumulative withdrawals in a contract year to exceed your Guaranteed annual payment amount, the entire amount of that withdrawal and each subsequent withdrawal in that contract year are considered Excess withdrawals.


18  Contract features and benefits

An Excess withdrawal can cause a significant reduction in both your Income base and your Guaranteed annual payment amount. If you make an Excess withdrawal, we will recalculate your Income base and the Guaranteed annual payment amount, as follows:

     o The Income base is reset as of the date of the Excess with drawal to equal the lesser of: (i) the Income base immediately prior to the Excess withdrawal and (ii) the account value immediately following the Excess withdrawal.

     o The Guaranteed annual payment amount is recalculated to equal the lesser of: (i) the Applicable percentage multiplied by the reset Income base and (ii) the Guaranteed annual payment amount prior to the Excess withdrawal.


You should not purchase this contract if you plan to take withdrawals in excess of your Guaranteed annual payment amount as such withdrawals significantly reduce or eliminate the value of the AXA Equitable Retirement Income for Life(SM) benefit. If your account value is less than your Income base (due, for example, to negative market performance), an Excess withdrawal, even one that is only slightly more than your Guaranteed annual payment amount, can significantly reduce your Income base and the Guaranteed annual payment amount.


For example, assume your Income base is $100,000 and your account value is $80,000 when you decide to begin taking withdrawals at age 65. Your Guaranteed annual payment amount is equal to $5,000 (5.0% of $100,000). You take an initial withdrawal of $8,000. Since your Income base is immediately reset to equal the lesser of your Income base prior to the Excess withdrawal ($100,000) and your account value immediately following the Excess withdrawal ($80,000 minus $8,000), your Income base is now $72,000. In addition, your Guaranteed annual payment amount is reduced to $3,600 (5.0% of $72,000), instead of the original $5,000.

Withdrawal charges, if applicable, are applied to the amount of the withdrawal exceeding the Guaranteed annual payment amount. See "Withdrawal charge" in "Charges and expenses" later in this Prospectus. You should further note that an Excess withdrawal that reduces your account value to zero terminates the contract, including all benefits, without value. See "Termination of your contract" in "Determining your contract value" later in this Prospectus.

In general, if you purchase this contract as a traditional IRA, QP or TSA and participate in our Automatic RMD service, and you do not take any other withdrawals, an automatic withdrawal under that program will not cause an Excess withdrawal, even if it exceeds your Guaranteed annual payment amount. For more information, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus.


ANNUAL STEP-UP

Your Income base is recalculated on each contract date anniversary to equal the greater of: (i) the account value and (ii) the prior Income base. Your Guaranteed annual payment will also be increased, if applicable, to equal your Applicable percentage times your new Income base.

SUBSEQUENT CONTRIBUTIONS

Subsequent contributions are not permitted after the later of: (i) the end of the first contract year and (ii) the date the first withdrawal is taken.

Anytime you make an additional contribution, your Income base will be increased by the amount of the contribution. Your Guaranteed annual payment amount will be equal to the Applicable percentage of the increased Income base.


EFFECT OF YOUR ACCOUNT VALUE FALLING TO ZERO

If your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no further payments or benefits, as discussed below.

However, if your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, please note the following:


o The AXA Equitable Retirement Income for Life(SM) contract terminates and you will receive a supplementary life annuity contract setting forth your continuing benefits. The owner of the AXA Equitable Retirement Income for Life(SM) contract will be the owner and annuitant. The successor owner, if applicable, will be the joint annuitant. If the owner is non-natural, the annuitant and joint annuitant, if applicable, will be the same as under the AXA Equitable Retirement Income for Life(SM) contract.


o No subsequent contributions will be permitted.

o The Guaranteed minimum death benefit will remain in effect.

o If you were taking withdrawals through the "Maximum payment plan," we will continue the scheduled withdrawal payments on the same basis.

o If you were taking withdrawals through the "Customized payment plan" or in unscheduled lump sums, we will pay the balance of the Guaranteed annual payment for that contract year in a lump sum. Payment of the Guaranteed annual payment will begin on the next contract date anniversary.

o Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.


OTHER IMPORTANT CONSIDERATIONS


o You should not purchase this contract if you are interested in long term accumulation rather than current payments or payments in the near future.


o Amounts withdrawn in excess of your Guaranteed annual payment amount may be subject to a withdrawal charge, if applicable, as described in "Charges and expenses" later in the Prospectus. In addition, all withdrawals count toward your free withdrawal amount for that contract year. Excess withdrawals can significantly reduce or completely eliminate the value of this benefit. See "Effect of Excess withdrawals" above in this section and "Withdrawing your account value" in "Accessing your money" later in this Prospectus.


                                              Contract features and benefits  19

o Withdrawals made under the AXA Equitable Retirement Income for Life(SM) contract are not taxed as annuity payments. See "Tax information" later in this Prospectus.

o All payments under the AXA Equitable Retirement Income for Life(SM) benefit reduce your account value and Guaranteed minimum death benefit. See "How withdrawals are taken from your account value" and "How withdrawals affect your Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.


o If you withdraw less than the Guaranteed annual payment amount in any contract year, you may not add the remainder to your Guaranteed annual payment amount in any subsequent year.


o The AXA Equitable Retirement Income for Life(SM) benefit terminates if the contract is continued under the beneficiary continuation option or the successor owner annuitant feature.

o If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual payment amount, all benefits under the contract will terminate, including the AXA Equitable Retirement Income for Life(SM) benefit.

o If you transfer ownership of this contract, you terminate the AXA Equitable Retirement Income for Life(SM) benefit.


o Withdrawals are available under other annuity contracts we offer without purchasing a withdrawal benefit.


GUARANTEED MINIMUM DEATH BENEFIT

Your contract provides a death benefit. The death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment, OR the Guaranteed minimum death benefit, whichever provides the higher amount. The Guaranteed minimum death benefit is equal to your total contributions, less withdrawals (and any associated withdrawal charges), and any taxes that apply. If your total withdrawals exceed your total contributions, your Guaranteed minimum death benefit terminates without value.

Please see both "Termination of your contract" in "Determining your contract value" and "How withdrawals affect your Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus for more information on this guaranteed benefit.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect any investment gain or loss in the variable investment options, less the daily charges we deduct. Some states require that we refund the full amount of your contribution. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

o you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

In addition to the cancellation right described above, if you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a Rollover IRA contract, whichever applies. Our processing office, or your financial professional, can provide you with the cancellation instructions.


20  Contract features and benefits

2. Determining your contract's value

--------------------------------------------------------------------------------
YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of the values you have in the variable investment options.


Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less: (i) the pro rata portion of the AXA Equitable Retirement Income for Life(SM) benefit charge and (ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.



YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option less daily charges for:

(i)    mortality and expense risks;

(ii)   administrative expenses; and

(iii)  distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)    increased to reflect additional contributions;

(ii)   decreased to reflect a withdrawal (plus applicable withdrawal charges);
       or

(iii) increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.


In addition, when we deduct the AXA Equitable Retirement Income for Life(SM) benefit charge, the number of units credited to your contract will be reduced. A description of how unit values are calculated is found in the SAI.


TERMINATION OF YOUR CONTRACT

Your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any guaranteed benefits, except as discussed earlier in this Prospectus in "Contract features and benefits" under "Effect of your account value falling to zero."

See Appendix IV later in this Prospectus for any state variations with regard to terminating your contract.


                                           Determining your contract's value  21

3. Transferring your money among investment options

--------------------------------------------------------------------------------
TRANSFERRING YOUR ACCOUNT VALUE

You can transfer some or all of your account value among the investment options.


In addition, we reserve the right to restrict transfers among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.


You may request a transfer in writing, by telephone using TOPS or through EQAccess. You must send in all written transfer requests directly to our processing office. Transfer requests should specify:

(1) the contract number,

(2) the dollar amounts or percentages of your current account value to be transferred, and

(3) the investment options to and from which you are transferring.

We will confirm all transfers in writing.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed for programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy and contract owners.

The AXA Premier VIP Trust (the "Trust ") has adopted policies and procedures designed to discourage disruptive transfers by contract owners investing in the portfolios of the affiliated trusts. The Trust discourages frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. As a general matter, the Trust reserves the right to refuse or limit any purchase or exchange order by a particular investor (or group of related investors) if the transaction is deemed harmful to the portfolio's other investors or would disrupt the management of the portfolio. The Trust monitors aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the Trust obtains from us contract owner trading activity. The Trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. When a contract owner is identified as having engaged in a potentially disruptive transfer for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or the affiliated trusts may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Contract owners should note that it is not always possible for us and the Trust to identify and prevent disruptive transfer activity. Our ability to monitor potentially disruptive transfer activity is limited in particular with respect to certain group contracts. Group annuity contracts may


22 Transferring your money among investment options be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners/participants may be treated differently than others, resulting in the risk that some contract owners/ participants may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.



REBALANCING YOUR ACCOUNT VALUE

We currently offer a rebalancing program that you can use to automatically reallocate your account value among the variable investment options. You must tell us:

(a) the percentage you want invested in each variable investment option (whole percentages only), and

(b) how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis).

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract issue date.

While your rebalancing program is in effect, we will transfer amounts among the variable investment options so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. Your entire account value in the variable investment options must be included in the rebalancing program.

--------------------------------------------------------------------------------
Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.
--------------------------------------------------------------------------------
You may elect the rebalancing program at any time. You may also change your allocation instructions or cancel the program at any time. If you request a transfer while the rebalancing program is in effect, we will process the transfer as requested; your rebalancing allocations will not be changed; and the rebalancing program will remain in effect unless you request that it be canceled in writing. There is no charge for the rebalancing feature.


                            Transferring your money among investment options  23

4. Accessing your money

--------------------------------------------------------------------------------
WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value as described below. For some QP or Rollover TSA contracts, your ability to take withdrawals under your contract may be limited. See "Tax information" later in this Prospectus. No loans are permitted under this contract.


When selecting a withdrawal method, it is important to remember that Excess withdrawals may significantly reduce the value of the AXA Equitable Retirement Income for Life(SM) benefit and contract. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this Prospectus. You should choose a withdrawal method that is most appropriate for your needs AND does not cause payment amounts in excess of your Guaranteed annual payment amount.


Please see "Termination of your contract" in "Determining your contract value" earlier in this Prospectus and "How withdrawals affect your Guaranteed minimum death benefit," below for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

All withdrawals in a contract year up to the Guaranteed annual payment amount are not subject to a withdrawal charge.



AUTOMATIC PAYMENT PLANS


You may take automatic withdrawals under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary.

You may elect either the Maximum payment plan or the Customized payment plan at any time. You must wait at least 28 days from contract issue before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.


MAXIMUM PAYMENT PLAN. Our Maximum payment plan provides for the withdrawal of the Guaranteed annual payment amount in scheduled payments. The amount of the withdrawal may increase on contract anniversaries with any Annual step-up.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Guaranteed annual payment amount.


If you take a lump sum withdrawal while the Maximum payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.


CUSTOMIZED PAYMENT PLAN. Our Customized payment plan provides for the withdrawal of a fixed amount less than the Guaranteed annual payment amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with the Annual step-up, even if applicable. You must elect to change the scheduled payment amount.

It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. As discussed earlier in the prospectus, Excess withdrawals significantly reduce the value of the AXA Equitable Retirement Income for Life(SM) benefit. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this Prospectus.

If you take a lump sum withdrawal while the Customized payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.



LUMP SUM WITHDRAWALS


You may also take lump sum withdrawals from your account value at any time. (Rollover TSA and QP contracts may have restrictions.) The minimum amount you may withdraw is $300. If you elect to take lump sum withdrawals, you should monitor your withdrawals to ensure that you do not exceed your Guaranteed annual payment amount in any contract year and cause an Excess withdrawal. As discussed earlier in the prospectus, Excess withdrawals may significantly reduce the value of the AXA Equitable Retirement Income for Life(SM) contract. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this Prospectus.


Any request for a lump sum withdrawal will terminate your participation in either the Maximum payment plan or Customized payment plan, if applicable.


LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(Rollover IRA, QP and Rollover TSA contracts only -- See "Tax information" later in this Prospectus)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules, however, it may be advisable for you to elect our Automatic RMD service as discussed below. After consultation with your tax adviser, you may decide to compute required minimum distributions yourself and request lump sum withdrawals. In such a case, a withdrawal charge may apply. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. Please refer to "Tax information" later in this Prospectus for considerations on annuity contracts funding qualified plans, TSAs, and IRAs.

You may elect this service in the year in which you reach age 70-1/2 or in any later year. The minimum amount we will pay out is $250. Cur-


24  Accessing your money
rently, minimum distribution withdrawal payments will be made annually. See "Required minimum distributions" in "Tax information" later in this Prospectus for your specific type of retirement arrangement.

Generally, if you elect our Automatic RMD service, any lifetime required minimum distribution payment we make to you under our Automatic RMD service will not be treated as an Excess withdrawal.


If you elect either the Maximum payment plan or the Customized payment plan AND our Automatic RMD service, we will make an extra payment, if necessary, on December 1st that will equal your lifetime required minimum distribution less all payments made through November 30 and any scheduled December payment. The combined automatic plan payments and lifetime required minimum distribution payment will not be treated as Excess withdrawals, if applicable. However, if you take any lump sum withdrawals in addition to your lifetime required minimum distribution and automatic payment plan payments, your applicable automatic payment plan will be terminated. The lump sum may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract anniversary. Further, your Income base and Guaranteed annual payment amount may be reduced. See "Effect of Excess Withdrawals" in "Contract features and benefits" earlier in this Prospectus.


If you elect our Automatic RMD service and elect to take your Guaranteed annual payments amount in lump sum withdrawals, we will make a payment, if necessary, on December 1st that will equal your required minimum distribution less all payments made through November 30. Any RMD payment we make to you under our Automatic RMD service will not be treated as an Excess withdrawal; however, any other withdrawals in the same contract year may be treated as Excess withdrawals.

We do not impose a withdrawal charge on lifetime required minimum distributions if you are enrolled in our Automatic RMD service and one of our automatic payment plans. However, if you take any lump sum withdrawals, this waiver will not apply.

--------------------------------------------------------------------------------
For Rollover IRA and Rollover TSA contracts, we will send a form outlining the distribution options available in the year you reach age 70-1/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------------------

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the variable investment options.


HOW WITHDRAWALS AFFECT YOUR GUARANTEED MINIMUM DEATH BENEFIT

Withdrawals will reduce your Guaranteed minimum death benefit on a dollar-for-dollar basis.



HOW WITHDRAWALS AFFECT THE AXA EQUITABLE RETIREMENT INCOME FOR LIFE(SM) BENEFIT

Your Income base is not reduced by withdrawals up to the Guaranteed annual payment amount. Withdrawals that exceed the Guaranteed annual payment amount, however, can significantly reduce your Income base and Guaranteed annual payment. For more information, see "Effect of Excess withdrawals" and "Other important considerations" under "AXA Equitable Retirement Income for Life(SM) benefit" in "Contract features and benefits" earlier in this Prospectus.



SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while the owner is living and before you annuitize. (Rollover TSA and QP contracts may have restrictions.) For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.


All benefits under the contract will terminate as of the date we receive the required information, including the AXA Equitable Retirement Income for Life(SM) benefit, if your cash value is greater than your Guaranteed annual payment amount remaining for the contract year. For more information, please see
"Effect of your account value falling to zero" in "Contract features and benefits" earlier in this Prospectus.


You may receive your cash value in a single sum payment or apply it to one or more of the annuitization options. See "Your annuitization options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.


WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge), payment of the cash value (upon surrender), and applying proceeds upon annuitization. We may postpone such payments or applying proceeds for any period during which:

(1) the New York Stock Exchange is closed or restricts trading,

(2) sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable because of an emergency, or

(3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery service at your expense. Express delivery service is not available for automatic payment plan payments.


YOUR ANNUITIZATION OPTIONS


You may elect to annuitize your contract after one year. If you choose to annuitize your contract, the AXA Equitable Retirement Income for Life(SM) benefit will terminate without value. Payments you receive under the annuitization option you select may be more or less than your Guaranteed



                                                        Accessing your money  25
annual payment amount. You should consider the relative payment amounts carefully before annuitizing.


The AXA Equitable Retirement Income for Life(SM) contract guarantees that you can apply your account value to receive fixed lifetime annuity payments. You may also elect to receive payments under any other annuitization option that we offer at the time. Please see Appendix IV later in this Prospectus for variations that may apply in your state.


We currently offer the annuitization options listed below. Restrictions may apply, depending on the type of contract you own or the annuitant's age at contract issue.

-------------------------------------------------------------------------------
Fixed annuitization options   Life annuity
                              Life annuity with period certain
                              Life annuity with refund certain
                              Period certain annuity
-------------------------------------------------------------------------------
Variable Immediate Annuity    Life annuity
   annuitization options      Life annuity with period certain
-------------------------------------------------------------------------------


o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this annuitization option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different annuitization option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

o Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This annuitization option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide details.

Annuity purchase factors. Annuity purchase factors are the factors applied to determine your periodic payments under the annuitization options. The guaranteed annuity purchase factors are those factors specified in your contract. The current annuity purchase factors are those factors that are in effect at any given time. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the annuitant's (and any joint annuitant's) age and sex in certain instances.


FIXED ANNUITIZATION OPTIONS

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.


VARIABLE IMMEDIATE ANNUITY ANNUITIZATION OPTION

Variable Immediate Annuities are described in a separate prospectus that is available from your financial professional. Before you select a Variable Immediate Annuity annuitization option, you should read the prospectus which contains important information that you should know.

Variable Immediate Annuities may be funded through your choice of available variable investment options investing in portfolios of EQ Advisors Trust and AXA Premier VIP Trust. The contract also offers a fixed income annuity annuitization option that can be elected in combination with the variable income annuity annuitization option. The amount of each variable income annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate.


THE AMOUNT APPLIED TO PURCHASE AN ANNUITIZATION OPTION

The amount applied to purchase an annuitization option varies, depending on the annuitization option that you choose, and the timing of your purchase as it relates to any withdrawal charges.

For the fixed annuitization options and Variable Immediate Annuity annuitization options, no withdrawal charge is imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain.


For the fixed annuitization option, the withdrawal charge applicable under your AXA Equitable Retirement Income for Life(SM) contract is imposed if you select a period certain. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of the account value.



SELECTING AN ANNUITIZATION OPTION

When you select an annuitization option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.


You can choose the date annuity payments begin but it may not be earlier than 13 months from the AXA Equitable Retirement Income for



26  Accessing your money

Life(SM) contract date. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the annuity maturity date described below.


The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier.

In no event will you ever receive payments under a fixed option or an initial payment under a variable option of less than the minimum amounts guaranteed by the contract.

If, at the time you elect an annuitization option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the annuitization option chosen.


YOUR CONTRACT'S MATURITY DATE

Your contract has a maturity date by which you must either take a lump sum withdrawal or select an annuitization option. The maturity date is generally the annuitant's 95th birthday.

Please see Appendix IV later in this Prospectus for variations that may apply in your state.


At the maturity date, you still have the right to continue the contract in its current status. We will send a notice with your annual statement each year beginning one year prior to maturity age. The letter will serve as notice that you may elect a traditional annuity we are then offering, a lump sum distribution of the cash value or extend the maturity date for a specified period and continue the contract in its current status. If we do not hear from you, the contract will continue in its current status. But once you have selected an annuitization option the AXA Equitable Retirement Income for Life(SM) contract terminates.



                                                        Accessing your money  27

5. Charges and expenses

--------------------------------------------------------------------------------
CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

o A mortality and expense risks charge

o An administrative charge

o A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o At the time you make certain withdrawals or surrender your contract -- a withdrawal charge.


o On each contract date anniversary -- a charge for the AXA Equitable Retirement Income for Life(SM) benefit. We will deduct a pro rata portion of this charge upon contract surrender, annuitization or death benefit payment.


o At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

MORTALITY AND EXPENSE RISKS CHARGE

We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the Guaranteed minimum death benefit. The daily charge is equivalent to an annual rate of 0.75% of the net assets in each variable investment option.

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.


ADMINISTRATIVE CHARGE

We deduct a daily charge from the net assets in each variable investment option. The charge is to compensate us for administrative expenses under the contracts. The daily charge is equivalent to an annual rate of 0.30% of the net assets in each variable investment option.


DISTRIBUTION CHARGE

We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. The daily charge is equivalent to an annual rate of 0.20% of the net assets in each variable investment option.


WITHDRAWAL CHARGE


A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed your Guaranteed annual payment amount, described in "Your Guaranteed annual payment amount" under "AXA Equitable Retirement Income for Life(SM) benefit" in "Contract features and benefits" earlier in this Prospectus, or (2) if you surrender your contract to receive its cash value or apply your cash value to a non-life contingent annuitization option. As explained below, we will waive any withdrawal charge for any withdrawal during the contract year up to the Guaranteed annual payment amount. If, however, you surrender your contract or apply your cash value to a non-life contingent annuitization option, the withdrawal charge will apply to your entire surrender amount, without any reduction due to the Guaranteed annual payment amount.


The withdrawal charge equals a percentage of the contributions withdrawn. The percentage that applies depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:


28  Charges and expenses

--------------------------------------------------------------------------------
                                Contract year
--------------------------------------------------------------------------------
                                 1    2     3     4     5     6     7     8+
--------------------------------------------------------------------------------
  Percentage of    Annuitant
   contribution   ages 55-80     7%    7%    6%    6%    5%    3%    1%    0%
--------------------------------------------------------------------------------
                   Annuitant
                  ages 81-85     5%    4%    3%    2%    1%    0%    0%    0%
--------------------------------------------------------------------------------



For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1." Amounts withdrawn up to your Guaranteed annual payment amount are not considered withdrawal of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.


In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

The withdrawal charge does not apply in the circumstances described below.


Free withdrawal amount. We will waive any withdrawal charge for any withdrawal during the contract year up to the Guaranteed annual payment amount. See "Your Guaranteed annual payment amount" under "AXA Equitable Retirement Income for Life(SM) benefit" in "Contract features and benefits" earlier in this Prospectus for information about how your Guaranteed annual payment amount is calculated. Each withdrawal, however, reduces your free withdrawal amount for that contract year by the amount of the withdrawal. Withdrawal charges are generally applied to the amount of the withdrawal that exceeds the Guaranteed annual payment amount. See "Withdrawal charge" earlier in this section.


Disability, terminal illness, or confinement to nursing home.
The withdrawal charge also does not apply if:

(i) The owner has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

(ii) We receive proof satisfactory to us (including certification by a licensed physician) that the owner's life expectancy is six months or less; or

(iii)  The owner has been confined to a nursing home for more than 90 days
       (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or
       (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

- its main function is to provide skilled, intermediate, or custodial nursing care;
- it provides continuous room and board to three or more persons;
- it is supervised by a registered nurse or licensed practical nurse;
- it keeps daily medical records of each patient;
- it controls and records all medications dispensed; and
- its primary service is other than to provide housing for residents.

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions described in (i), (ii) or
(iii) above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.


The withdrawal charge does not apply to contracts issued in certain exchange programs that may be offered to owners of eligible contracts. You may contact your financial professional for more information.


GUARANTEED MINIMUM DEATH BENEFIT CHARGE

There is no additional charge for the Guaranteed minimum death benefit.



AXA EQUITABLE RETIREMENT INCOME FOR LIFE(SM) BENEFIT CHARGE

If the contract is based on a Single life, the charge is equal to 0.65% of your Income base. If the contract is based on a Joint life (not available as a QP or TSA contract), the charge is equal to 0.80%. We will deduct this charge annually on each contract date anniversary from your value in the variable investment options on a pro rata basis.


For Joint life contracts, if the successor owner is dropped before you take your first withdrawal, we will adjust the charge at that time to reflect a Single life. After the Guaranteed annual payments begin, the charge will remain 0.80% even if you drop the successor owner from your contract.

We will deduct a pro rata portion of the charge upon contract surrender, annuitization or death benefit payment.

If you change ownership of the contract, both the charge and the benefit are terminated.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuitization option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.


VARIABLE IMMEDIATE ANNUITY ANNUITIZATION OPTION
ADMINISTRATIVE FEE

We currently deduct a fee of $350 from the amount to be applied to the Variable Immediate Annuity annuitization option. This option may not be available at the time you elect to annuitize or it may have a different charge.


CHARGES THAT THE TRUST DEDUCTS

The Trust deducts charges for the following types of fees and expenses:

o Management fees of 0.10%.

                                                        Charges and expenses  29

o 12b-1 fees of 0.25%.

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

These charges are reflected in the daily share price of each portfolio. Since shares of the Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Each allocation portfolio available under the contract in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust (the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectus for the Trust.


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge or the mortality and expense risks charge, or change the minimum initial contribution requirements. We also may change the Guaranteed minimum death benefit or offer variable investment options that invest in shares of the Trust that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA"), or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.


OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.


30  Charges and expenses

6. Effect of death

--------------------------------------------------------------------------------

In general, if you die while the contract is in force, the contract terminates and the applicable death benefit is paid. There are various circumstances, however, in which the contract continues in force with a successor owner, a successor owner/annuitant or under a Beneficiary continuation option ("BCO"). In some of the circumstances, the AXA Equitable Retirement Income for Life(SM) benefit terminates even though the contract continues.

The effect of death on your AXA Equitable Retirement Income for Life(SM) contract and benefit varies depending on the circumstances. This chart summarizes the effect of death on contract continuation, AXA Equitable Retirement Income for Life(SM) benefit continuation, and payment of a death benefit in various situations. For more information about our successor owner/ annuitant and beneficiary continuation options, please see "Successor owner and annuitant" and "Beneficiary continuation option" later in this section.



A. IF DEATH OCCURS BEFORE THE ACCOUNT VALUE FALLS TO ZERO OR BEFORE YOU ELECT AN ANNUITIZATION OPTION:



--------------------------------------------------------------------------------
Single life contracts:
--------------------------------------------------------------------------------
IF THE DECEASED IS THE   AND                     AND
--------------------------------------------------------------------------------
Contract Owner           Is also the annuitant   The beneficiary is the surviving
                                                 spouse
--------------------------------------------------------------------------------
Contract Owner           Is also the annuitant   The beneficiary is not the sur-
                                                 viving spouse
--------------------------------------------------------------------------------
Contract Owner           Annuitant is living     Beneficiary is either spouse or
                                                 non-spouse
--------------------------------------------------------------------------------
Annuitant                The owner is living
--------------------------------------------------------------------------------
Annuitant                Owner is non-natural    Beneficiary is the spouse of the
                                                 annuitant
--------------------------------------------------------------------------------
Annuitant                Owner is non-natural    Beneficiary is not the spouse of
                                                 the annuitant
--------------------------------------------------------------------------------




----------------------------------------------------------------------------------------
IF THE DECEASED IS THE   THEN
----------------------------------------------------------------------------------------
Contract Owner           The AXA Equitable Retirement Income for Life(SM) benefit
                         terminates, and the death benefit is payable. Your spouse
                         can continue the contract, without the AXA Equitable
                         Retirement Income for Life(SM) benefit, under either the suc-
                         cessor owner/annuitant or Beneficiary continuation options.
----------------------------------------------------------------------------------------
Contract Owner           The AXA Equitable Retirement Income for Life(SM) benefit
                         terminates, and the death benefit is payable. Your benefi-
                         ciary can continue the contract, without the AXA Equitable
                         Retirement Income for Life(SM) benefit, under the Beneficiary continuation option.
----------------------------------------------------------------------------------------
Contract Owner           The AXA Equitable Retirement Income for Life(SM) benefit
                         terminates, and the death benefit is payable. The contract, without the AXA Equitable Retirement Income for Life(SM)
                         benefit, can be continued under the Beneficiary continua-
                         tion option.
----------------------------------------------------------------------------------------
Annuitant                You become the annuitant, the contract and AXA Equitable
                         Retirement Income for Life(SM) benefit continue, and no death benefit is payable.
----------------------------------------------------------------------------------------
Annuitant                The AXA Equitable Retirement Income for Life(SM) benefit
                         terminates, and the death benefit is payable. Your spouse
                         can continue the contract, without the AXA Equitable
                         Retirement Income for Life(SM) benefit, as the annuitant or under the Beneficiary continuation option.
----------------------------------------------------------------------------------------
Annuitant                The AXA Equitable Retirement Income for Life(SM) benefit
                         terminates, and the death benefit is payable. Your benefi-
                         ciary can continue the contract, without the AXA Equitable
                         Retirement Income for Life(SM) benefit, under the Beneficiary continuation option.
----------------------------------------------------------------------------------------




                                                              Effect of death 31

----------------------------------------------------------------------------------------
Joint life contracts:*
----------------------------------------------------------------------------------------
IF THE DECEASED IS THE      AND                       AND
----------------------------------------------------------------------------------------
Contract Owner              Is also the annuitant     The successor owner is living
----------------------------------------------------------------------------------------
Contract Owner              The annuitant is living   The successor owner is also
                                                      living
----------------------------------------------------------------------------------------
Contract Owner              The successor owner is    The annuitant is living
                            also dead
----------------------------------------------------------------------------------------
Successor Owner             The owner is living       The annuitant is living
----------------------------------------------------------------------------------------
Annuitant                   Owner is living           Successor owner is also living
----------------------------------------------------------------------------------------
Annuitant                   Owner is also dead        Successor owner is living
----------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------
IF THE DECEASED IS THE     THEN
----------------------------------------------------------------------------------------
Contract Owner             The successor owner becomes the sole owner and annuitant
                           and the contract and AXA Equitable Retirement Income for
                           Life(SM) benefit continue.

Contract Owner             The successor owner becomes the sole owner and the con-
                           tract and AXA Equitable Retirement Income for Life(SM)
                           benefit continue.

                           In both situations:

                           o If withdrawals have been taken, the contract continues
                             with the Joint life charge and with payments over the
                             successor owner's life only.

                           o If no withdrawals have been taken, the Applicable per-
                             centage will be based on the age of the successor owner
                             at the time of the first withdrawal (even if he/she had
                             been the older spouse). Charges will be reduced to the
                             Single life charge prospectively.

----------------------------------------------------------------------------------------
Contract Owner             The AXA Equitable Retirement Income for Life(SM) benefit
                           terminates, and the death benefit is payable. The contract can be continued under the Beneficiary continuation option.
----------------------------------------------------------------------------------------

Successor Owner            o The AXA Equitable Retirement Income for Life(SM) benefit continues.

                           o If withdrawals have been taken, the contract continues
                             with the Joint life charge and with payments over the
                             owner's life only.

                           o If no withdrawals have been taken:

                             o The owner may name a new spouse as successor
                               owner; the Applicable percentage will be based on the age of the younger spouse at the time of the first withdrawal.

                             o The owner may also choose to continue the contract
                               as a Single life; the Single life charge will apply pro-
                               spectively. The Applicable percentage will be based
                               on the age of the owner at the time of the first with-
                               drawal (even if the owner had been the older
                               spouse).
----------------------------------------------------------------------------------------
Annuitant                  The AXA Equitable Retirement Income for Life(SM) benefit
                           continues, you become the annuitant and the contract con-
                           tinues.
----------------------------------------------------------------------------------------

Annuitant                  The successor owner becomes the sole owner and the annu-
                           itant, and the contract and AXA Equitable Retirement
                           Income for Life(SM) benefit continue.

                           o If withdrawals have been taken, the contract continues
                             with the Joint life charge and with payments over the
                             successor owner's life only.

                           o If no withdrawals have been taken, the Applicable per-
                             centage will be based on the age of the successor owner
                             at the time of the first withdrawal (even if he/she had
                             been the older spouse). Charges will be reduced to the
                             Single life charge prospectively.
----------------------------------------------------------------------------------------


32 Effect of death

-------------------------------------------------------------------------------
Joint life contracts:*
--------------------------------------------------------------------------------

IF THE DECEASED IS THE     AND                 AND
----------------------------------------------------------------------------------------
Annuitant               Owner is non-natural   Joint annuitant is living
----------------------------------------------------------------------------------------
Both Joint Annuitants   Owner is non-natural
----------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------
IF THE DECEASED IS THE  THEN
----------------------------------------------------------------------------------------
Annuitant               The joint annuitant becomes the sole annuitant, and the
                        contract and AXA Equitable Retirement Income for Life(SM)
                        benefit continue.

                        o If withdrawals have been taken, the contract continues
                          with the Joint life charge and with payments over the remaining joint annuitant's life only.

                        o If no withdrawals have been taken, the Applicable per-
                          centage will be based on the age of the surviving
                          annuitant at the time of the first withdrawal (even if
                          he/she had been the older spouse). Charges will be
                          reduced to the Single life charge prospectively.
----------------------------------------------------------------------------------------
Both Joint Annuitants   The AXA Equitable Retirement Income for Life(SM) benefit
                        terminates and the death benefit is payable. The contract
                        can be continued under the Beneficiary continuation option.
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
* If the successor owner or joint annuitant is no longer the spouse at the time of death, other rules may apply. See "Your beneficiary and payment of death benefit" later in this section.






B. IF DEATH OCCURS AFTER ISSUANCE OF THE SUPPLEMENTARY LIFE ANNUITY CONTRACT


As discussed under "Effect of your account value falling to zero" in "Contract features and benefits" earlier in this Prospectus, we will issue a supplementary life annuity contract if your account value falls to zero either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges. We will continue guaranteed payments; the owner of the AXA Equitable Retirement Income for Life(SM) contract becomes the owner and annuitant; and any successor owner becomes a joint annuitant. When the owner/annuitant (or if there are joint annuitants, the surviving annuitant) dies, all payments stop, and any remaining death benefit will be paid.






----------------------------------------------------------------------------------------------------------------------
AXA Equitable Retirement Income for Life(SM) Life Annuity -- Single life:
----------------------------------------------------------------------------------------------------------------------
IF THE DECEASED IS THE AND                   AND        THEN
----------------------------------------------------------------------------------------------------------------------
Contract Owner/                                         The remaining death benefit, if any, will be paid to the ben-
Annuitant                                               eficiary in a lump sum and the contract ends.

Annuitant              Owner is non-natural             The remaining death benefit, if any, will be paid to the ben-
                                                        eficiary in a lump sum and the contract ends.
----------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------
AXA Equitable Retirement Income for Life(SM) Life Annuity -- Joint life:
----------------------------------------------------------------------------------------------------------------------

IF THE DECEASED IS     AND                   AND        THEN
----------------------------------------------------------------------------------------------------------------------
Contract Owner/        The joint annuitant is           o The joint annuitant becomes the sole owner. Payments
Annuitant              living                             continue to the joint annuitant until his/her death.

                                                        o If the joint annuitant dies, the remaining death benefit, if any, will be paid to the beneficiary in a lump sum and the contract ends.
----------------------------------------------------------------------------------------------------------------------

Joint Annuitant        The owner/annuitant is           o The contract continues with payments made to the
                       living                             owner/annuitant.

                                                        o If the owner/annuitant dies, the remaining death benefit, if any, will be paid to the beneficiary in a lump sum and
                                                          the contract ends.
----------------------------------------------------------------------------------------------------------------------


                                                             Effect of death 33

----------------------------------------------------------------------------------------------------------------------
AXA Equitable Retirement Income for Life(SM) Life Annuity -- Joint life:
----------------------------------------------------------------------------------------------------------------------
Annuitant              Owner is non-natural  Joint      o The joint annuitant becomes the sole annuitant and
                                             annuitant    payments contnue to the non-natural owner until the
                                             is living    Surviving joint annuitant's death.

                                                        o If the joint annuitant dies, the remaining death benefit, if any, will be paid to the beneficiary in a lump sum and the contract ends.
----------------------------------------------------------------------------------------------------------------------




C. IF YOU HAVE ELECTED AN ANNUITIZATION OPTION AND DEATH OCCURS ON OR AFTER THE ANNUITY COMMENCEMENT DATE:

o The terms of the elected annuitization option supplementary contract will be followed.





34  Effect of death

YOUR BENEFICIARY AND PAYMENT OF DEATH BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time. The change will be effective on the date the written request for the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary so that the custodian can reinvest or distribute the death benefit as the beneficiary of the account desires.

The death benefit is equal to your account value or, if greater, the Guaranteed minimum death benefit. We determine the amount of the applicable death benefit as of the date we receive satisfactory proof of the owner's, successor owner's, annuitant's and/or joint annuitant's death (as applicable), any required instructions for the method of payment, information and forms necessary to effect payment. See the chart above in this section for more information.


We will pay the death benefit to the beneficiary in the form of the annuitization option you have chosen. If you have not chosen an annuitization option as of the time the death benefit becomes payable, the beneficiary will receive the death benefit in a single sum. Payment of the death benefit in a single sum terminates all rights and any applicable guarantees under the contract, including the AXA Equitable Retirement Income for Life(SM) benefit. Subject to any exceptions in the contract, our rules and any applicable requirements under federal income tax rules, the beneficiary may elect to apply the death benefit to one or more annuitization options we offer at the time. See "Your annuitization options" in "Accessing your money" earlier in this Prospectus. Please note that any annuitization option chosen may not extend beyond the life expectancy of the beneficiary. The Beneficiary continuation option may also be available.


Federal income tax rules generally require payment of amounts under a non-qualified (NQ) annuity contract upon the death of the owner. If the owner's surviving spouse is the individual designated to receive any such payments, no payments are required to be made until after the surviving spouse's death. See discussion of "Successor owner and annuitant" below. If the person designated to receive payments under the contract upon the owner's death is not the surviving spouse, then the federal income tax rules generally require payments of amounts under the contract to be made within five years of the owner's death. A five year delay is unavailable unless the beneficiary elects the Beneficiary continuation option. In certain cases, an individual beneficiary may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. See discussion of the "Beneficiary continuation option" below.


SUCCESSOR OWNER AND ANNUITANT


If you are both the contract owner and the annuitant, and your spouse is the sole primary beneficiary, then your spouse may elect to receive the death benefit or continue the contract as successor owner/annuitant and the AXA Equitable Retirement Income for Life(SM) benefit terminates. The successor owner/annuitant must be 85 or younger as of the date of the your death.


If your surviving spouse decides to continue the contract, then as of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary to effect the successor owner/annuitant feature, we will increase the account value to equal your Guaranteed minimum death benefit if such death benefit is greater than such account value. The increase in the account value will be allocated to the investment options according to the allocation percentages we have on file for your contract. Thereafter, withdrawal charges will no longer apply to contributions made before your death. No additional contributions will be permitted. The Guaranteed minimum death benefit that was in effect at your death will continue.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

BENEFICIARY CONTINUATION OPTION


This feature permits a designated individual, on the contract owner's death, to maintain a contract in the deceased contract owner's name and receive distributions under the contract, instead of receiving the death benefit in a single sum. If the designated individual exercises this option, the AXA Equitable Retirement Income for Life(SM) benefit terminates, and the charge is discontinued. This feature is not available after a supplementary contract has been issued. Under a Joint life contract (not available as a QP or TSA contract), this feature is only available after the death of both the owner and the successor owner. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix IV later in this Prospectus for further information.


BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have


                                                             Effect of death  35
reached age 70-1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The
5-year rule is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the beneficiary continuation option for IRA and Roth IRA contracts:

o The contract continues in your name for the benefit of your beneficiary.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

o As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options but no additional contributions will be permitted.


o The AXA Equitable Retirement Income for Life(SM) benefit will no longer be in effect and charges for the benefit will stop. Also, the Guaranteed minimum death benefit feature will no longer be in effect.


o The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

o Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, must be elected within nine months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts (regardless of whether the owner and annuitant are the same person):

o This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

o The contract continues in your name for the benefit of your beneficiary.

o As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the annuity account value to equal the applicable death benefit if such death benefit is greater than such account value.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options but no additional contributions will be permitted.


o The AXA Equitable Retirement Income for Life(SM) benefit will no longer be in effect and the charge for the benefit will stop. Also, the Guaranteed minimum death benefit feature will no longer be in effect.


o The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

o Any partial withdrawals must be at least $300.

o If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary must also choose between two potential withdrawal options at the time of election. If the beneficiary chooses "Withdrawal Option 1", the beneficiary cannot later withdraw funds in addition to the scheduled payments the beneficiary is receiving; "Withdrawal Option 1" permits total surrender only. "Withdrawal Option 2" permits the beneficiary to take withdrawals, in addition to scheduled payments, at any time. However, the scheduled payments under "Withdrawal Option 1" are afforded favorable


36  Effect of death
   tax treatment as "annuity payments." See "Taxation of nonqualified annuities" in "Tax Information" later in this Prospectus.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the owner and annuitant are not the same person:

o The beneficiary automatically becomes the new annuitant of the contract, replacing the existing annuitant.


                                                             Effect of death  37

7.  Tax information

--------------------------------------------------------------------------------
OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to AXA Equitable Retirement Income for Life(SM) contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA, QP or TSA. Therefore, we discuss the tax aspects of each type of contract separately.



Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

President Bush signed the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") on June 7, 2001. Many of the provisions of EGTRRA became be effective on January 1, 2002, and are phased in during the first decade of the twenty-first century. In the absence of future legislation, all of the amendments made by EGTRRA will no longer apply after December 31, 2010, and the law in effect in 2001 will apply again. In general, EGTRRA liberalizes contributions that can be made to all types of tax-favored retirement plans. In addition to increasing amounts that can be contributed and permitting individuals over age 50 to make additional contributions, EGTRRA also permits rollover contributions to be made between different types of tax-favored retirement plans. Please discuss with your tax adviser how EGTRRA affects your personal financial situation.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT


Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs") and Code Section 403(b) Arrangements ("TSAs"), respectively: an IRA or 403(b) annuity contract such as this one, or an IRA or 403(b)(7) custodial or other qualified account. Annuity contracts can also be purchased in connection with retirement plans qualified under Code Section 401 ("QP contracts"). How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the death benefit, the AXA Equitable Retirement Income for Life(SM) benefit, its selection of variable investment options, and its choices of annuitization options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the variable investment options that you elect.


Beginning in 2006, certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans, TSAs and IRAs. You should consider the potential implication of these Regulations before you purchase this annuity contract. See also Appendix II at the end of this Prospectus for a discussion of QP contracts.


TRANSFERS AMONG INVESTMENT OPTIONS

You can make transfers among investment options inside the contract without triggering taxable income.


TAXATION OF PAYMENTS FROM NQ CONTRACTS


CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.


CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract. However, earnings are taxable, even without a distribution:

o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person).

This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.


38  Tax information

All nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year are linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.


TAXATION OF LIFETIME WITHDRAWALS

We treat Guaranteed annual payments and other withdrawals as non-annuity payments for income tax purposes. These withdrawals are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable. It reduces the investment in the contract.


ANNUITY PAYMENTS


Guaranteed annual payments that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "AXA Equitable Retirement Income for Life(SM) benefit" in "Contract features and benefits" earlier in this Prospectus, as well as annuitization payments that are based on the annuitant's life or life expectancy, are considered annuity payments for tax purposes. Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract.


For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your unrecovered investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.


CONTRACTS PURCHASED THROUGH EXCHANGES

You may purchase your NQ contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

o the contract that is the source of the funds you are using to purchase the NQ contract is another nonqualified deferred annuity contract or life insurance or endowment contract.


o the owner and the annuitant are the same under the source contract and the AXA Equitable Retirement Income for Life(SM) NQ contract. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

If you have a jointly owned contract which is a source contract, you must designate one spouse as owner and the other spouse as the successor owner of the AXA Equitable Retirement Income for Life(SM) contract.

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the AXA Equitable Retirement Income for Life(SM) NQ contract.


An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to a different insurer to purchase a new nonqualified deferred annuity contract on a tax-deferred basis. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.


SURRENDERS


If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract. A surrender will terminate or alter the AXA Equitable Retirement Income for Life(SM) benefit.



DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Effect of death" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.


BENEFICIARY CONTINUATION OPTION

We have received a private letter ruling from the IRS regarding certain tax consequences of scheduled payments under a different NQ contract for a beneficiary continuation option for NQ contracts. See the discussion "Beneficiary continuation option for NQ Contracts only" in "Effect of death" earlier in this Prospectus. Among other things, the IRS rules that:

o scheduled payments under a beneficiary continuation option for NQ contracts satisfy the death of owner rules of Section 72(s)(2) of the Code, regardless of whether the beneficiary elects "Withdrawal Option 1" or "Withdrawal Option 2";

o scheduled payments, any additional withdrawals under "Withdrawal Option 2", or contract surrenders under "Withdrawal Option 1" will only be taxable to the beneficiary when amounts are actually paid, regardless of the "Withdrawal Option" selected by the beneficiary;

o a beneficiary who irrevocably elects scheduled payments with "Withdrawal Option 1" will receive "excludable amount" tax treatment on scheduled payments. See "Annuity payments" earlier in this section. If the beneficiary elects to surrender the contract before all scheduled payments are paid, the amount received upon surrender is a non-annuity payment taxable to the extent it exceeds any remaining investment in the contract.

The ruling specifically does not address the taxation of any payments received by a beneficiary electing "Withdrawal Option 2" (whether


                                                             Tax information  39
scheduled payments or any withdrawal that might be taken). Before electing the beneficiary continuation option feature, the individuals you designate as beneficiary should discuss with their tax advisers the consequences of such elections.

The tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.


EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59-1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax.
Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o on or after your death; or

o because you are disabled (special federal income tax definition); or


o in the form of substantially equal periodic annuity payments for your life (or life expectancy), or the joint lives (or joint life expectancy) of you and a beneficiary, in accordance with IRS formulas. We do not anticipate that Guaranteed annual payments made under the AXA Equitable Retirement Income for Life(SM) benefit's Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before age 59-1/2.



INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account 49. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account 49. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the portfolios, and must have no right to direct the particular investment decisions within the portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account 49, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account 49.


SPECIAL RULES FOR NQ CONTRACTS ISSUED IN PUERTO RICO

Income from NQ contracts we issue is U.S. source. A Puerto Rico resident is subject to U.S. taxation on such U.S. source income. Only Puerto Rico source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The calculation of the taxable portion of amounts distributed from a contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.


INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)


GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

o Traditional IRAs, typically funded on a pre-tax basis, including SEP-IRAs and SIMPLE IRAs issued and funded in connection with employer-sponsored retirement plans; and

o Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral, regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained from any IRS district office or the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA, in both cases, Rollover only. This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.


We have not applied for an opinion letter from the IRS approving the forms of the AXA Equitable Retirement Income for Life(SM) contract as a traditional or Roth IRA, respectively. Such IRS approval is a determination only as to the form of the annuity and does not represent a determination of the merits of the annuity as an investment.


We describe the amount and types of charges that may apply to your rollover/transfer payments under "Charges and expenses" earlier in


40  Tax information
this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in your variable income annuitization option payments (as opposed to payments from the fixed income annuitization option).

Your right to cancel within a certain number of days


You can cancel any version of the AXA Equitable Retirement Income for Life(SM) IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel with a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.


Traditional individual retirement annuities (traditional IRAs)

Funding. Individuals may generally make three different types of contributions to a traditional IRA:

o    regular contributions out of earned income or compensation; or

o    tax-free "rollover" contributions; or

o direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").


This AXA Equitable Retirement Income for Life(SM) IRA contract may be funded through rollover or transfer of funds only and not through "regular" IRA contributions out of your current earnings. Direct transfers may be made only from another traditional individual retirement arrangement. Amounts may be rolled over from another individual retirement arrangement within 60 days of when you receive the funds (unless such funds have already been subject to rollover from one individual retirement arrangement to another at any time during the past 12-month period). Amounts may also be rolled over within 60 days of when you receive the funds or as a direct rollover of an eligible rollover distribution from another eligible retirement plan. Other eligible retirement plans include a governmental employer 457(b) or EDC plan, a qualified plan or a 403(b) arrangement. The owner of the AXA Equitable Retirement Income for Life(SM) IRA contract must also have been the owner of the individual retirement arrangement that is the source of funds (or the eligible retirement plan participant, as the case may be).

The surviving spouse beneficiary can roll over funds from a deceased owner's individual retirement arrangement, or other eligible retirement plan to purchase the AXA Equitable Retirement Income for Life(SM) IRA contract. In addition, the AXA Equitable Retirement Income for Life(SM) IRA contract may be purchased with rollover funds by a participant, a spouse, or a former spouse in a qualified domestic relations order. Also, the AXA Equitable Retirement Income for Life(SM) IRA contract can be transferred between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Such a transfer may terminate or alter the AXA Equitable Retirement Income for Life(SM) benefit.



Rollover and transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

o    qualified plans;

o    governmental employer 457(b) plans;

o TSAs (including Internal Revenue Code Section 403(b)(7) custodial accounts); and

o    other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70-1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from "eligible retirement plans" other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant.

There are two ways to do rollovers:

o     Do it yourself:
      You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

o     Direct rollover:
      You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a TSA, qualified plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

o "required minimum distributions" after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o    hardship withdrawals; or

o    corrective distributions that fit specified technical tax rules; or

o    loans that are treated as distributions; or

o death benefit payments to a beneficiary who is not your surviving spouse; or

o qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to


                                                             Tax information  41
another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan, such as a traditional IRA, and subsequently take a premature distribution.

Rollovers of after-tax contributions from eligible retirement plans other than traditional IRAs

Any after-tax contributions you have made to a qualified plan or TSA (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, TSA or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, an inherited traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions


If amounts that are not eligible to be rolled over are in fact rolled over to the AXA Equitable Retirement Income for Life(SM) IRA contract, they may be subject to a 6% excise tax, unless withdrawn as described in IRS Publication 590.


Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments. Earnings in traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income. We report all payments from traditional IRA contracts on IRS Form 1099R as fully taxable.

If you have ever made nondeductible IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

o the amount received is a withdrawal of excess contributions, as described under "Excess contributions" earlier in this section; or

o   the entire amount received is rolled over to another traditional
    IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" under "Rollover and transfer contributions to traditional IRAs" earlier in this section.)


The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a TSA or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, TSA or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover. A rollover will terminate or alter the AXA Equitable Retirement Income for Life(SM) benefit.


Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

42  Tax information

Required minimum distributions

Background on Regulations--Required Minimum Distributions. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations will require, beginning in 2006, that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. This could increase the amount required to be distributed from these contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70-1/2.


When you have to take the first lifetime required minimum distribution. The first required minimum distribution is for the calendar year in which you turn age 70-1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70-1/2, or to delay taking it until the first three-month period in the next calendar year (January 1 - April 1). Distributions must start no later than your Required Beginning Date, which is April 1st of the calendar year after the calendar year in which you turn age 70-1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made each year.


How you can calculate required minimum distributions.
There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose? We will only pay you automatically if you affirmatively select an annuitization option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." If you elect our Automatic RMD service, any RMD payment we make to you on December 1st will not be treated as an Excess withdrawal as described earlier in this Prospectus under "Lifetime required minimum distribution withdrawals" in "Accessing your money." Even if you do not enroll in our service we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

Individual beneficiary. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expect-


                                                             Tax information  43
ancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owners death. No distribution is required before that fifth year.

Spousal beneficiary. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70-1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70-1/2.

Non-individual beneficiary. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Successor owner and annuitant

If your spouse is either the successor owner or the sole primary beneficiary who elects to become the successor owner and annuitant, no death benefit is payable until your surviving spouse's death.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59-1/2 before the first day of that tax year.


Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59-1/2. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions:

o  on or after your death; or

o  because you are disabled (special federal income tax definition);
   or

o used to pay certain extraordinary medical expenses (special federal income tax definition); or

o used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

o used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

o used to pay certain higher education expenses (special federal income tax definition); or


o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method. We do not anticipate that Guaranteed annual payments made under the AXA Equitable Retirement Income for Life(SM) benefit's Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before age 59-1/2.


Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."


The AXA Equitable Retirement Income for Life(SM) Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.



Contributions to Roth IRAs

Individuals may generally make four different types of contributions to a Roth
IRA:

o  regular after-tax contributions out of earnings; or

o taxable rollover contributions from traditional IRAs ("conversion" contributions); or

o  tax-free rollover contributions from other Roth IRAs; or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").


44  Tax information

This AXA Equitable Retirement Income for Life(SM) Roth IRA contract may be funded through rollover or transfer of funds only and not through "regular" IRA after-tax contributions. If you use the forms we require, we will also accept traditional after-tax IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.



Rollovers and direct transfers


What is the difference between rollover and direct transfer transactions? You may make rollover contributions to a Roth IRA from only two sources:

o    another Roth IRA ("tax-free rollover contribution"); or

o another traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion contribution").

You may not make contributions to a Roth IRA from a qualified plan under
Section 401(a) of the Internal Revenue Code, a TSA under Section 403(b) of the Internal Revenue Code or any other eligible retirement plan. You may make direct transfer contributions to a Roth IRA only from another Roth IRA.*

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only use rollover transactions between different plan types (for example, traditional IRA to Roth IRA).

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.


The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree. This may terminate or alter the AXA Equitable Retirement Income for Life(SM) benefit.


Conversion contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Unlike a rollover from a traditional IRA to another traditional IRA, the conversion rollover transaction is not tax-free. Instead, the distribution from the traditional IRA is generally fully taxable. For this reason, we are required to withhold 10% federal income tax from the amount converted unless you elect out of such withholding. If you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax free.

There is, however, no early distribution penalty tax on the traditional IRA withdrawal that you are converting to a Roth IRA, even if you are under age 59-1/2.

You cannot make conversion contributions to a Roth IRA for any taxable year in which your modified adjusted gross income exceeds $100,000. (For this purpose, your modified adjusted gross income is computed without the gross income stemming from the traditional IRA conversion. Beginning in 2005, modified adjusted gross income for this purpose will also exclude any lifetime required minimum distribution from a traditional IRA.) You also cannot make conversion contributions to a Roth IRA for any taxable year in which your federal income tax filing status is "married filing separately."

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA are subject to the annual required minimum distribution rule applicable to traditional IRAs beginning at age 70-1/2.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.


Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution


----------------------
* Beginning in 2006, you may be able to roll over to a Roth IRA from specially designated employee contribution after-tax accounts under 401(k) plans and 403(b) arrangements known as "Roth 401(k)" and "Roth 403(b)" arrangements, respectively.



                                                             Tax information  45
while it was in the IRA when calculating the amount that must be transferred.
If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA).

To recharacterize a contribution, you must use our forms.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.


Withdrawals, payments and transfers of funds out of Roth
IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.


Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

o   Rollovers from a Roth IRA to another Roth IRA;

o   Direct transfers from a Roth IRA to another Roth IRA;

o   Qualified distributions from a Roth IRA; and

o Return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

o   you are age 59-1/2; or older or

o   you die; or

o   you become disabled (special federal income tax definition); or

o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)   Regular contributions.

(2) Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

      (a) Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

      (b) Nontaxable portion.

(3)   Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped and added together as follows:

(1) All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

(2) All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3) All conversion contributions made during the year are added together. For purposes of the ordering rules, in the case of any conversion in which the conversion distribution is made in 2005 and the conversion contribution is made in 2006, the conversion contribution is treated as contributed prior to other conversion contributions made in 2006.


46  Tax information

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.


Required minimum distributions during life

Lifetime required minimum distributions do not apply.


Required minimum distributions at death

Same as traditional IRA under "What are the required minimum distribution payments after you die?"


Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.


Borrowing and loans are prohibited transactions

Same as traditional IRA.


Excess contributions

Generally the same as traditional IRA, except that regular contributions made after age 70-1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over (for example, conversion contributions from a traditional IRA if your modified adjusted gross income is in excess of $100,000 in the conversion year).

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.


Early distribution penalty tax

Same as traditional IRA.


TAX-SHELTERED ANNUITY CONTRACTS (TSAS)


General

This section of the Prospectus covers some of the special tax rules that apply to TSA contracts under Section 403(b) of the Internal Revenue Code (TSAs). If the rules are the same as those that apply to another kind of contract, for example, traditional IRAs, we will refer you to the same topic under "traditional IRAs."

PLEASE NOTE: The following discussion reflects our understanding of some of the current federal income tax rules applicable to Section 403(b) of the Code. The IRS and Treasury have recently issued Proposed Regulations on Section 403(b) of the Code. If finalized in their current form, these Proposed Regulations would affect the establishment and operation of plans and arrangements under Section 403(b) of the Code, and the contracts issued to fund such plans. Please consult your tax adviser concerning how these Proposed Regulations could affect you.

Generally, there are two types of funding vehicles available for 403(b) arrangements -- an annuity contract under Section 403(b)(1) of the Internal Revenue Code or a custodial account that invests only in mutual funds and which is treated as an annuity contract under Section 403(b)(7) of the Code. Both types of 403(b) arrangements qualify for tax deferral.

Contributions to TSAs


There are two ways you can make contributions to establish this AXA Equitable Retirement Income for Life(SM) Rollover TSA contract:


o a full or partial direct transfer of assets ("direct transfer") from another contract or arrangement that meets the requirements of
    Section 403(b) of the Internal Revenue Code by means of IRS Revenue Ruling 90-24; or

o   a rollover from another 403(b) arrangement.

If you make a direct transfer, you must fill out our transfer form.

We do not accept after-tax funds in the Rollover TSA.


Employer-remitted contributions. The AXA Equitable Retirement Income for Life(SM) Rollover TSA contract does not accept employer-remitted contributions. However, we provide the following discussion as part of our description of restrictions on the distribution of funds directly transferred, which include employer-remitted contributions to other TSAs.


Employer-remitted contributions to TSAs made through the employer's payroll are subject to annual limits. (Tax-free direct transfer contributions from another 403(b) arrangement and rollover contributions from another eligible retirement plan are not subject to these annual contribution limits.) Commonly, some or all of the contributions made to a TSA are made under a salary reduction agreement between the employee and the employer. These contributions are called "salary reduction" or "elective deferral" contributions. However, a TSA can also be wholly or partially funded through nonelective employer contributions or after-tax employee contributions. Amounts attributable to salary reduction contributions to TSAs are generally subject to withdrawal restrictions. Also, all amounts attributable to investments in a 403(b)(7) custodial account are subject to withdrawal restrictions discussed below.

Rollover or direct transfer contributions. Once you establish your Rollover TSA contract with 403(b)-source funds, you may make subsequent rollover contributions within the first contract year as described in "How you can purchase and contribute to your contract" under "Contract features and benefits" earlier in the Prospectus. These may be made to your Rollover TSA contract from these sources: qualified plans, governmental employer 457(b) plans and traditional IRAs, as well as other TSAs and 403(b) arrangements. All rollover contributions must be pre-tax funds only with appropriate documentation satisfactory to us.

Generally, you may make a rollover contribution to your TSA when you have a distributable event from an existing TSA or other eligible retirement plan as a result of your:


                                                             Tax information  47

o termination of employment with the employer who provided the funds for the plan; or

o   reaching age 59-1/2 even if you are still employed; or

o   disability (special federal income tax definition).

You can roll over pre-tax funds from a traditional IRA to a TSA at any time.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan and subsequently take a premature distribution.

If the recipient plan separately accounts for funds rolled over from another eligible retirement plan, the IRS has ruled that an exception is available in certain situations to withdrawal restrictions that would otherwise apply to the rollover contribution funds in the recipient plan. We do not currently separately account for rollover contributions from other eligible retirement plans.

A transfer occurs when changing the funding vehicle, even if there is no distributable event. Under a direct transfer, you do not receive a distribution. We accept direct transfers of TSA funds under Revenue Ruling 90-24 only if:

o you give us acceptable written documentation as to the source of the funds, and


o the AXA Equitable Retirement Income for Life(SM) Rollover TSA contract receiving the funds has provisions at least as restrictive as the source contract.

Before you transfer funds to an AXA Equitable Retirement Income for Life(SM) Rollover TSA contract, you may have to obtain your employer's authorization or demonstrate that you do not need employer authorization. For example, the transferring TSA may be subject to Title I of ERISA, if the employer makes matching contributions to salary reduction contributions made by employees. In that case, the employer must continue to approve distributions from the plan or contract.

Your contribution to the AXA Equitable Retirement Income for Life(SM) Rollover TSA contract must be net of the required minimum distribution for the tax year in which we issue the contract if:


o you are or will be at least age 70-1/2 in the current calendar year, and


o you have retired from service with the employer who provided the funds to purchase the TSA you are transferring or rolling over to the AXA Equitable Retirement Income for Life(SM) Rollover TSA contract.


This rule applies regardless of whether the source of funds is a:

o rollover by check of the proceeds from another TSA or eligible retirement plan; or

o    direct rollover from another TSA or eligible retirement plan; or

o    direct transfer under Revenue Ruling 90-24 from another TSA.

Distributions from TSAs

General. Depending on the terms of the employer plan and your employment status, you may have to get your employer's consent to take a withdrawal. Your employer will tell us this when you establish the TSA through a direct transfer. Because of its income focus, this contract may not be appropriate for Rollover TSA if the funds are subject to withdrawal restrictions.

Withdrawal restrictions. If this is a Revenue Ruling 90-24 direct transfer, we will treat all amounts transferred to this contract and any future earnings on the amount transferred as not eligible for withdrawal until one of the following events happens:



o you are severed from employment with the employer who provided the funds to purchase the TSA you are transferring to the AXA Equitable Retirement Income for Life(SM) Rollover TSA; or


o   you reach age 59-1/2; or

o   you die; or

o   you become disabled (special federal income tax definition); or

o you take a hardship withdrawal (special federal income tax definition).

If any portion of the funds directly transferred to your TSA contract is attributable to amounts that you invested in a 403(b)(7) custodial account, such amounts, including earnings, are subject to withdrawal restrictions. With respect to the portion of the funds that were never invested in a 403(b)(7) custodial account, these restrictions apply to the salary reduction (elective deferral) contributions to a TSA annuity contract you made and any earnings on them. These restrictions do not apply to the amount directly transferred to your TSA contract that represents your December 31, 1988, account balance attributable to salary reduction contributions to a TSA annuity contract and earnings. To take advantage of this grandfathering you must properly notify us in writing at our processing office of your December 31, 1988, account balance if you have qualifying amounts transferred to your TSA contract.


This paragraph applies only to participants in a Texas Optional retirement program. Texas Law permits withdrawals only after one of the following distributable events occur:

(1) the requirements for minimum distribution (discussed under "Required minimum distributions" later in this section) are met; or

(2)  death; or

(3)  retirement; or

(4) termination of employment in all Texas public institutions of higher education.

This contract may not be a suitable purchase for participation in a Texas Optional retirement program prior to retirement or termination.

For you to make a withdrawal, we must receive a properly completed written acknowledgment from the employer. If a distributable event


48  Tax information
occurs before you are vested, we will refund to the employer any amounts provided by an employer's first-year matching contribution. We reserve the right to change these provisions without your consent, but only to the extent necessary to maintain compliance with applicable law. Loans are not permitted under Texas Optional Retirement Programs.

Tax treatment of distributions. Amounts held under TSAs are generally not subject to federal income tax until benefits are distributed. Distributions include withdrawals from your TSA contract and annuity payments from your TSA contract. Death benefits paid to a beneficiary are also taxable distributions. Unless an exception applies, amounts distributed from TSAs are includable in gross income as ordinary income. Distributions from TSAs may be subject to 20% federal income tax withholding. See "Federal and state income tax withholding and information reporting" later in this section. In addition, TSA distributions may be subject to additional tax penalties.

If you have made after-tax contributions, you will have a tax basis in your TSA contract, which will be recovered tax-free. Since we currently do not accept after-tax funds, we do not track your investment in the contract, if any. We will report all distributions from this Rollover TSA as fully taxable. It is your responsibility to determine how much of the distribution is taxable.

Distributions before annuity payments begin. On a total surrender, the amount received in excess of the investment in the contract is taxable. The amount of any partial distribution from a TSA prior to the annuity starting date is generally taxable, except to the extent that the distribution is treated as a withdrawal of after-tax contributions. Distributions are normally treated as pro rata withdrawals of any after-tax contributions and earnings on those contributions.

Annuity Payments.


Guaranteed annual payments that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "AXA Equitable Retirement Income for Life(SM) benefit" in "Contract features and benefits" earlier in this Prospectus, as well as annuitization payments that are based on the annuitant's life or life expectancy, are considered annuity payments for tax purposes. If you elect an annuitization option, you will recover any investment in the contract as each payment is received by dividing the investment in the contract by an expected return determined under an IRS table prescribed for qualified annuities. The amount of each payment not excluded from income under this exclusion ratio is fully taxable. The full amount of the payments received after your investment in the contract is recovered is fully taxable. If you (and your beneficiary under a joint and survivor annuity) die before recovering the full investment in the contract, a deduction is allowed on your (or your beneficiary's) final tax return.


Payments to a beneficiary after your death. Death benefit distributions from a TSA generally receive the same tax treatment as distributions during your lifetime. In some instances, distributions from a TSA made to your surviving spouse may be rolled over to a traditional IRA or other eligible retirement plan.


Loans from TSAs. Loans from your AXA Equitable Retirement Income for Life(SM) Rollover TSA contract are not permitted.

Tax-deferred rollovers and direct transfers. You may roll over an "eligible rollover distribution" from a TSA into another eligible retirement plan which agrees to accept the rollover. The rollover may be a direct rollover or one you do yourself within 60 days after you receive the distribution. To the extent rolled over, a distribution remains tax-deferred. This rollover or direct transfer to another issuer will terminate or alter the AXA Equitable Retirement Income for Life(SM) benefit.


You may roll over a distribution from a TSA to any of the following: a qualified plan, a governmental employer 457(b) plan (separate accounting required) or a traditional IRA. A spousal beneficiary may also roll over death benefits as above.

The taxable portion of most distributions will be eligible for rollover, except as specifically excluded under federal income tax rules. Distributions that you cannot roll over generally include periodic payments for life or for a period of 10 years or more, hardship withdrawals and required minimum distributions under federal income tax rules.

Direct transfers of TSA funds from one TSA to another under Revenue Ruling 90-24 are not distributions.

Required minimum distributions

Generally the same as traditional IRA with these differences:

When you have to take the first required minimum distribution. The minimum distribution rules force TSA participants to start calculating and taking annual distributions from their TSAs by a required date. Generally, you must take the first required minimum distribution for the calendar year in which you turn age 70-1/2. You may be able to delay the start of required minimum distributions for all or part of your account balance until after age 70-1/2, as follows:

o For TSA participants who have not retired from service with the employer who provided the funds for the TSA by the calendar year the participant turns age 70-1/2, the required beginning date for minimum distributions is extended to April 1 following the calendar year of retirement.


o TSA plan participants may also delay the start of required minimum distributions to age 75 of the portion of their account value attributable to their December 31, 1986, TSA account balance, even if retired at age 70-1/2. We will know whether or not you qualify for this exception because it will only apply to people who establish their AXA Equitable Retirement Income for Life(SM) Rollover TSA contract by direct Revenue Ruling 90-24 transfers. If you do not give us the amount of your December 31, 1986, account balance that is being transferred to the AXA Equitable Retirement Income for Life(SM) Rollover TSA contract on the form used to establish the TSA, you do not qualify.


Spousal consent rules


This will only apply to you if you establish your AXA Equitable Retirement Income for Life(SM) Rollover TSA contract by direct Revenue Ruling 90-24 transfer. Your employer will tell us on the form used to establish the TSA contract whether or not you need to get spousal consent for withdrawals or other distributions. If you do, you will need such consent if you are married when you request a withdrawal under the TSA contract. In addition, unless you elect otherwise with the written con-



                                                             Tax information  49
sent of your spouse, the retirement benefits payable under the plan must be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is payable for the life of the annuitant with a survivor annuity for the life of the spouse in an amount not less than one-half of the amount payable to the annuitant during his or her lifetime. In addition, if you are married, the beneficiary must be your spouse, unless your spouse consents in writing to the designation of another beneficiary.

If you are married and you die before annuity payments have begun, payments will be made to your surviving spouse in the form of a life annuity unless at the time of your death a contrary election was in effect. However, your surviving spouse may elect, before payments begin, to receive payments in any form permitted under the terms of the TSA contract and the plan of the employer who provided the funds for the TSA.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a TSA before you reach age 59-1/2. This is in addition to any income tax. There are exceptions to the extra penalty tax. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o    on or after your death; or

o    because you are disabled (special federal income tax definition);
     or

o to pay for certain extraordinary medical expenses (special federal income tax definition); or

o in any form of payout after you have separated from service (only if the separation occurs during or after the calendar year you reach age
     55); or


o in a payout in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method (only after you have separated from service at any age). We do not anticipate that Guaranteed annual payments made under the AXA Equitable Retirement Income for Life(SM) benefit's Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before age 59-1/2.



FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

o We might have to withhold and/or report on amounts we pay under a free look or cancellation.

o We are generally required to withhold on conversion rollovers of traditional IRAs to Roth IRAs, as it is considered a withdrawal from the traditional IRA and is taxable.

o We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable. You can elect out of withholding as described below.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.


Federal income tax withholding on periodic annuity payments

We withhold differently on "periodic" and "non-periodic" payments. Periodic annuity payments are made under a supplementary contract. For example, unless you specify a different number of withholding exemptions, we withhold from a periodic annuity payment assuming that you are married and claiming three withholding exemptions. If you do not give us your correct Taxpayer Identification Number, we withhold as if you are single with no exemptions.

Based on the assumption that you are married and claiming three withholding exemptions, if you receive less than $17,760 in periodic annuity payments in 2005, your payments will generally be exempt from federal income tax withholding. You could specify a different choice of withholding exemption or request that tax be withheld. Your withholding election remains effective unless and until you revoke it. You may revoke or change your withholding election at any time.


Federal income tax withholding on non-periodic annuity payments (withdrawals)

For a non-periodic distribution (total surrender or partial withdrawal including Guaranteed annual payments), we generally withhold at a flat 10% rate. We apply that rate to the taxable amount in the case of nonqualified contracts, and to the payment amount in the case of tra-


50  Tax information
ditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

You cannot elect out of withholding if the payment is an eligible rollover distribution from a qualified plan or TSA. If a non-periodic distribution from a qualified plan or TSA is not an eligible rollover distribution then the 10% withholding rate applies.

Mandatory withholding from TSA and qualified plan distributions

Unless you have the distribution go directly to the new plan, eligible rollover distributions from qualified plans and TSAs are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions. An eligible rollover distribution from a TSA or a qualified plan can be rolled over to another eligible retirement plan. All distributions from a TSA or qualified plan are eligible rollover distributions unless they are on the following list of exceptions:

o any distributions which are required minimum distributions after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o    hardship withdrawals; or

o    corrective distributions that fit specified technical tax rules; or

o    a death benefit payment to a beneficiary who is not your surviving spouse;
     or

o a qualified domestic relations order distribution to a beneficiary who is not your current spouse or former spouse.

A death benefit payment to your surviving spouse, or a qualified domestic relations order distribution to your current or former spouse, may be a distribution subject to mandatory 20% withholding.


SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

For QP contracts, your plan administrator or trustee notifies you as to tax consequences. See Appendix II at the end of this Prospectus.


IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 49 for taxes. We do not now, but may in the future set up reserves for such taxes.


                                                             Tax information  51

8. More information

--------------------------------------------------------------------------------

ABOUT SEPARATE ACCOUNT NO. 49
Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. The results of Separate Account No. 49 operations are accounted for without regard to AXA Equitable's other operations.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or the Separate Account No. 49.


Each subaccount (variable investment option) within the Separate Account invests solely in class IB/B shares issued by the corresponding portfolio of its Trust.


We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, either Separate Account, or to add other separate accounts;

(2) to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate each Separate Account or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against each Separate Account or a variable investment option directly);

(5) to deregister the Separate Accounts under the Investment Company Act of 1940;


(6) to restrict or eliminate any voting rights as to the Separate Accounts;

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies; and

(8) to unilaterally change your contract in order to comply with any applicable laws and regulations, including but not limited to changes in the Internal Revenue Code, in Treasury regulations or in published rulings of the Internal Revenue Service, ERISA and in Department of Labor regulations.


ABOUT THE TRUST

The Trust is registered under the Investment Company Act of 1940. It is classified as "open-end management investment companies," more commonly called mutual funds. It issues different shares relating to each portfolio.

The Trust does not impose sales charges or "loads" for buying and selling its shares. All dividends and other distributions on the Trust's shares are reinvested in full. The Board of Trustees of the Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about the Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan, and other aspects of its operations, appears in its prospectus, which accompanies this Prospectus, or in the SAI, which is available upon request.


ABOUT THE GENERAL ACCOUNT

Our general account supports all of our policy and contract guarantees, as well as our general obligations.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Because of exemptions and exclusionary provisions that apply, interests in the general account have not been registered under the Securities Act of 1933, nor is the general account an investment company under the Investment Company Act of 1940.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


ABOUT OTHER METHODS OF PAYMENT


WIRE TRANSMITTALS AND ELECTRONIC APPLICATIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.


52  More information

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have its signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.


DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our business day, generally, is any day on which the New York Stock Exchange is open for trading. A business day does not include any day we choose not to open due to emergency conditions. We may also close early due to emergency conditions. Our business day generally ends at 4:00 p.m. Eastern Time for purposes of determining the date when contributions are applied and any other transaction requests are processed. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer, or any other transaction request, containing all the required information, reaches us on a non-business day or after 4:00 p.m. on a business day, we will use the next business day.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

o If we have entered into an agreement with your broker-dealer for automated processing of contributions upon receipt of customer order, your contribution will be considered received at the time your broker-dealer receives your contribution and all information needed to process your application, along with any required documents, and transmits your order to us in accordance with our processing procedures. Such arrangements may apply to initial contributions, subsequent contributions, or both, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4 p.m., Eastern Time.


CONTRIBUTIONS AND TRANSFERS


o Contributions allocated to the variable investment options are invested at the unit value next determined after the close of the business day.

o Transfers to or from variable investment options will be made at the unit value next determined after the close of the business day.



ABOUT YOUR VOTING RIGHTS

As the owner of shares of the Trust, we have the right to vote on certain matters involving the portfolios, such as:

o the election of trustees;

o the formal approval of independent public accounting firms selected for the Trust; or

o any other matters described in the prospectus for the Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a portfolio for which no instructions have been received in the same proportion as we vote shares of that portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a portfolio in the same proportions that contract owners vote.


The Trust sells its shares to AXA Equitable separate accounts in connection with AXA Equitable's annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust also sells its shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of the Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.



SEPARATE ACCOUNT NO. 49 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuitization option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit


                                                            More information  53
value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.


CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.


ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 49, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.


FINANCIAL STATEMENTS


The financial statements of Separate Account 49 as of December 31, 2004 and for each of the two years in the period ended December 31, 2004 and the financial statements of AXA Equitable as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 are in the Statement of Additional Information ("SAI") and have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing. The financial statements of AXA Equitable have relevance for the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. You may request an SAI, free of charge, by writing to our Administrative Office or by calling 1-800-789-7771 and requesting to speak with a customer service representative.



TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

Loans are not available under this contract. In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office. You cannot assign your NQ contract as collateral or security for a loan.


The AXA Equitable Retirement Income for Life(SM) benefit will generally automatically terminate if you change ownership of the contract or if you assign the owner's right to change the beneficiary or person to whom annuity payments will be made.


See Appendix IV later in this Prospectus for any state variations with regard to terminating any benefits under your contract.

You cannot assign or transfer ownership of an IRA, QP or Rollover TSA contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA, TSA and QP contracts as security for a loan or other obligation.

You may direct the transfer of the values under your IRA, QP or Rollover TSA contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.


DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account No. 49. The offering of the contracts is intended to be continuous.

AXA Advisors (the successor to EQ Financial Consultants, Inc.), an affiliate of AXA Equitable, and AXA Distributors, an indirect wholly owned subsidiary of AXA Equitable, are registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc. ("NASD"). Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. Both broker-dealers also act as distributors for other AXA Equitable annuity products. AXA Distributors is a successor by merger to all of the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"). Like AXA Distributors, EDI was owned by Equitable Holdings, LLC.

The contracts are sold by financial professionals of AXA Advisors and its affiliates and by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers"). Affiliated broker-dealers include Advest, Inc. The Distributors and Advest are both under the common control of AXA Financial, Inc.

AXA Equitable pays sales compensation to both Distributors. In general, broker-dealers receiving sales compensation will pay all or a portion of it to its individual financial representatives (or to its Selling broker-dealers) as commissions related to the sale of contracts.

Sales compensation paid to AXA Advisors will generally not exceed 8.5% of the total contributions made under the contracts. AXA Advisors, in turn, may pay its financial professionals (or Selling broker-dealers) either a portion of the contribution-based compensation or a reduced portion of the contribution-based compensation in combination with ongoing annual compensation ("asset-based compensation") up to 1.00% of the account value of the contract sold, based on the financial professional's choice. Contribution-based compensation, when combined with asset-based compensation, could exceed 8.5% of the total contributions made under the contracts.

Sales compensation paid to AXA Distributors will generally not exceed 7.50% of the total contributions made under the contracts. AXA Distributors passes all sales compensation it receives through to the Selling broker-dealer. The Selling broker-dealer may elect to receive reduced contribution-based compensation in combination with asset-


54  More information
based compensation of up to 1.00% of the account value of all or a portion of the contracts sold through the broker-dealer. Contribution-based compensation, when combined with asset-based compensation, could exceed 7.50% of the total contributions made under the contracts. The sales compensation we pay varies among broker-dealers. AXA Distributors may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with AXA Equitable.


The Distributors may also pay certain affiliated and/or unaffiliated broker-dealers and other financial intermediaries additional compensation for certain services and/or in recognition of certain expenses that may be incurred by them or on their behalf (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or AXA Equitable Retirement Income for Life(SM) on a company and/or product list; sales personnel training; due diligence and related costs; marketing and related services; conferences; and/or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or purchase payments attributable to contracts sold through a broker-dealer. We may also make fixed payments to broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of our products. Additionally, as an incentive for financial professionals of Selling broker-dealers to promote the sale of our products, we may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). These types of payments are made out of the Distributors' assets. Not all Selling broker-dealers receive additional compensation. For more information about any such arrangements, ask your financial professional.

The Distributors will receive 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. The Distributors may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective portfolios. In connection with portfolios offered through unaffiliated insurance trusts, the Distributors or their affiliates may also receive other payments from the advisers of the portfolios or their affiliates for providing distribution, administrative and/or shareholder support services.


In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." Other forms of compensation financial professionals may receive include health and retirement benefits. In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of our products. However, under applicable rules of the NASD, AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products may qualify, under sales incentive programs, to receive non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in our products, any compensation paid will not result in any separate charge to you under your contract. All payments made will be in compliance with all applicable NASD rules and other laws and regulations.


                                                            More information  55

Appendix I: Condensed financial information

--------------------------------------------------------------------------------
The unit values and number of units outstanding shown below are for contracts offered under Separate Account 49 with the same daily asset charges of 1.25%.


 UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR
 EACH VARIABLE INVESTMENT OPTION.
--------------------------------------------------------------------------------
                                             For the year
                                         ending December 31,
--------------------------------------------------------------------------------
                                           2004        2003
--------------------------------------------------------------------------------
 AXA Aggressive Allocation
--------------------------------------------------------------------------------
  Unit value                             $  11.79    $ 10.68
--------------------------------------------------------------------------------
  Number of units outstanding (000's)       5,189        186
--------------------------------------------------------------------------------
 AXA/Conservative Allocation
--------------------------------------------------------------------------------
  Unit value                             $  10.80    $ 10.32
--------------------------------------------------------------------------------
  Number of units outstanding (000's)       1,608        153
--------------------------------------------------------------------------------
 AXA Conservative-Plus Allocation
--------------------------------------------------------------------------------
  Unit value                             $  11.09    $ 10.42
--------------------------------------------------------------------------------
  Number of units outstanding (000's)       3,924         78
--------------------------------------------------------------------------------
 AXA Moderate Allocation
--------------------------------------------------------------------------------
  Unit value                             $  11.30    $ 10.52
--------------------------------------------------------------------------------
  Number of units outstanding (000's)      22,917      1,082
--------------------------------------------------------------------------------
 AXA Moderate Plus-Allocation
--------------------------------------------------------------------------------
  Unit value                             $  11.78    $ 10.68
--------------------------------------------------------------------------------
  Number of units outstanding (000's)      20,548        815
--------------------------------------------------------------------------------

A-1 Appendix I: Condensed financial information

Appendix II: Purchase considerations for QP contracts

--------------------------------------------------------------------------------

Trustees who are considering the purchase of an AXA Equitable Retirement Income for Life(SM) QP contract should discuss with their tax advisors whether this is an appropriate investment vehicle for the employer's plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, and the payment of death benefits in accordance with the requirements of the federal income tax rules. The QP contract and this prospectus should be reviewed in full, and the following factors, among others, should be noted. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the AXA Equitable Retirement Income for Life(SM) QP contract or another annuity. Therefore, you should purchase an AXA Equitable Retirement Income for Life(SM) QP contract to fund a plan for the contract's features and benefits other than tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles. This QP contract accepts transfer contributions only and not regular, ongoing payroll contributions. For 401(k) plans under defined contribution plans, no employee after-tax contributions are accepted. Because of its income focus, this contract may not be appropriate for QP if the funds are subject to withdrawal restrictions.

We will not accept defined benefit plans. For defined contribution plans, we will only accept transfers from another defined contribution plan or a change of investment vehicles in the plan. Subsequent contributions are not permitted after the later of: (i) the end of the first contract year and (ii) the date of the first withdrawal. If amounts attributable to an excess contribution must be withdrawn, withdrawals from the QP contract may be required. This withdrawal could be an Excess withdrawal as described in "AXA Equitable Retirement Income for Life(SM) benefit" under "Contract features and benefits" earlier in this Prospectus. A withdrawal charge may apply.


AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant/employee takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan.

Given that required minimum distributions must generally commence from the plan for annuitants after age 70-1/2, trustees should consider that:

o the QP contract may not be an appropriate purchase for annuitants approaching or over age 70-1/2; and

o provisions in the Treasury Regulations on required minimum distributions will require, beginning in 2006, that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating required minimum distributions. This could increase the amounts required to be distributed from the contract.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.


                       Appendix II: Purchase considerations for QP contracts B-1

Appendix III: Hypothetical illustrations

--------------------------------------------------------------------------------

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND THE AXA EQUITABLE RETIREMENT INCOME FOR LIFE(SM) BENEFIT

The following tables illustrate the changes in account value, cash value and the Guaranteed minimum death benefit under certain hypothetical circumstances for an AXA Equitable Retirement Income for Life(SM) contract. The table illustrates the operation of a contract based on a single $100,000 contribution for a Joint life contract, owner and successor owner both age 65 at issue, with payments under the Maximum payment plan. The amounts shown are for the beginning of each contract year and assume that all of the account value is invested in portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (2.75)% and 3.25% for the AXA Equitable Retirement Income for Life(SM) contract, at the 0% and 6% gross annual rates, respectively. These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charge we deduct from your account value annually for the AXA Equitable Retirement Income for Life(SM) benefit. If the net annual rates of return did reflect this charge, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect all contract charges.


With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.10%, and (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 1.15% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the variable investment options. The actual rates associated with any contract will vary depending upon the actual allocation of policy values among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the footnotes to the fee table for the underlying portfolios in "Fee Table" earlier in this prospectus. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration.


C-1 Appendix III: Hypothetical illustrations

Variable deferred annuity
$100,000 Single contribution and Maximum payment plan
Joint life, Owner / Successor owner both issue age 65
Benefits:
     AXA Equitable Retirement Income for Life(SM) benefit
     Guaranteed minimum death benefit



                                                                                    Guaranteed Minimum
                     Payments*           Account Value           Cash Value            Death Benefit        Total Death Benefit
                   ----------------     -----------------     ------------------     -------------------    -----------------------
       Contract
Age     Year          0%        6%          0%          6%         0%         6%          0%          6%          0%          6%
----- ---------   -----    ------     --------    -------     -------    -------    --------    --------    --------    ---------
 65        1          0         0     100,000     100,000     93,000     93,000     100,000     100,000     100,000     100,000
 66        2      5,000     5,000      91,450      97,450     84,450     90,450      95,000      95,000      95,000      95,000
 67        3      5,000     5,000      83,135      94,817     77,135     88,817      90,000      90,000      90,000      90,000
 68        4      5,000     5,000      75,049      92,099     69,049     86,099      85,000      85,000      85,000      85,000
 69        5      5,000     5,000      67,185      89,292     62,185     84,292      80,000      80,000      80,000      80,000
 70        6      5,000     5,000      59,537      86,394     56,537     83,394      75,000      75,000      75,000      75,000
 71        7      5,000     5,000      52,100      83,402     51,100     82,402      70,000      70,000      70,000      70,000
 72        8      5,000     5,000      44,867      80,312     44,867     80,312      65,000      65,000      65,000      65,000
 73        9      5,000     5,000      37,834      77,122     37,834     77,122      60,000      60,000      60,000      60,000
 74       10      5,000     5,000      30,993      73,829     30,993     73,829      55,000      55,000      55,000      55,000
 79       15      5,000     5,000           0      55,684          0     55,684      30,000      30,000      30,000      30,000
 84       20      5,000     5,000           0      34,393          0     34,393       5,000       5,000       5,000       5,000
 89       25      5,000     5,000           0       9,410          0      9,410           0           0           0           0
 94       30      5,000     5,000           0           0          0          0           0           0           0           0
 95       31      5,000     5,000           0           0          0          0           0           0           0           0

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and Guaranteed minimum death benefit for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

* Payments are made while either the owner or the successor owner is living.



                                    Appendix III: Hypothetical illustrations C-2

Appendix IV: State contract variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus.



STATES WHERE CERTAIN AXA EQUITABLE RETIREMENT INCOME FOR LIFE(SM) FEATURES AND/ OR BENEFITS ARE NOT AVAILABLE OR HAVE CERTAIN VARIATIONS TO FEATURES AND/OR
BENEFITS:




---------------------------------------------------------------------------------------------------------------------------
 State           Features and Benefits                                   Availability or Variation
---------------------------------------------------------------------------------------------------------------------------
CALIFORNIA      See "Contract features and benefits"--"Your right to     If you reside in the state of California and
                cancel within a certain number of days"                  you are age 60 and older at the time the contract
                                                                         is issued, you may return your variable annuity
                                                                         contract within 30 days from the date that you
                                                                         receive it and receive a refund as described below.

                                                                         If you allocate any portion of your initial
                                                                         contribution to the variable investment options,
                                                                         your refund will be equal to your account value
                                                                         on the date we receive your request to cancel
                                                                         at our processing office.
---------------------------------------------------------------------------------------------------------------------------
FLORIDA         See "Transfer of ownership, collateral assignments,      The third paragraph in this section is deleted.
                loans and borrowing" in "More information"
---------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS   See "How you can purchase and contribute to your         Additional contributions are limited to the first
                contract" in "Contract features and benefits"            three years after the contract issue date only.

                See "Disability, terminal illness, or confinement to     This section is deleted in its entirety.
                nursing home" under "Withdrawal charge" in
                "Charges and expenses"
---------------------------------------------------------------------------------------------------------------------------
PENNSYLVANIA    Contribution age limitations                             The following contribution limits apply:
                                                                                     Maximum
                                                                         Issue age   Contribution age
                                                                         ---------   ----------------
                                                                         0-75        79
                                                                         76          80
                                                                         77          81
                                                                         78-80       82
                                                                         81-83       84
                                                                         84          85
                                                                         85          86
                See "Your contract's maturity date" in "Accessing your   The maturity date by which you must take a lump
                money"                                                   sum with-drawal or select an annuitization option
                                                                         is as follows:

                                                                                     Maximum
                                                                         Issue age   annuitization age
                                                                         ---------   -----------------
                                                                         0-75        85
                                                                         76          86
                                                                         77          87
                                                                         78-80       88
                                                                         81-85       90
-----------------------------------------------------------------------------------------------------------------------------
PUERTO RICO     IRA, Roth IRA, and Rollover TSA contracts                Not Available

                Beneficiary continuation option (IRA)                    Not Available
-----------------------------------------------------------------------------------------------------------------------------
UTAH            See "Transfers of ownership, collateral assignments,     The third paragraph in this section is deleted.
                loans and borrowing" in "More information"'

-----------------------------------------------------------------------------------------------------------------------------


D-1 Appendix IV: State contract variations of certain features and benefits

-----------------------------------------------------------------------------------------------------------------------------
 State        Features and Benefits                                     Availability or Variation
-----------------------------------------------------------------------------------------------------------------------------
WASHINGTON   See "Withdrawal charge" in "Charges and expenses"      The free withdrawal amount applies to full surrenders.

             See "Disability, terminal illness, or confinement to   The annuitant has qualified to receive Social Security
             nursing home" under "Withdrawal charge" in             disability benefits as certified by the Social Security
             "Charges and expenses"                                 Administration or a statement from an independent U.S.
                                                                    licensed physician stating that the annuitant meets the
                                                                    definition of total disability for at least 6 continuous
                                                                    months prior to the notice of claim. Such disability
                                                                    must be re-certified every 12 months.
-----------------------------------------------------------------------------------------------------------------------------

Appendix IV: State contract variations of certain features and benefits D-2

Statement of additional information

--------------------------------------------------------------------------------
TABLE OF CONTENTS


                                                                            Page
Unit Values                                                                    2
Custodian and Independent Registered Public Accounting Firm                    2
Distribution of the Contracts                                                  2
Financial Statements                                                           2



How to Obtain an AXA Equitable Retirement Income for Life(SM) Statement of Additional Information for Separate Account No. 49

Send this request form to:
 AXA Equitable Retirement Income for Life(SM)

 P.O. Box 1547
 Secaucus, NJ 07096-1547
--------------------------------------------------------------------------------


Please send me an AXA Equitable Retirement Income for Life(SM) SAI for Separate Account No. 49 dated December 19, 2005.



--------------------------------------------------------------------------------
Name:


--------------------------------------------------------------------------------
Address:


--------------------------------------------------------------------------------
City           State    Zip






(SAI 13AMLF(5/05))


                               AXA Equitable Retirement Income for Life(SM) '05

AXA Equitable Retirement Income for Life(SM)
A variable deferred annuity contract
STATEMENT OF ADDITIONAL INFORMATION
DECEMBER 19, 2005


AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104
--------------------------------------------------------------------------------


This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the related AXA Equitable Retirement Income for Life(SM) Prospectus, dated December 19, 2005. That Prospectus provides detailed information concerning the contracts and the variable investment options that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account No. 49. Definitions of special terms used in the SAI are found in the Prospectus.


On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

A copy of the Prospectus is available free of charge by writing the processing office (Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll free, or by contacting your financial professional.

TABLE OF CONTENTS

Unit Values                                                                  2

Custodian and Independent Registered Public Accounting Firm                  2

Distribution of the Contracts                                                2

Financial Statements                                                         2



             Copyright 2005 AXA Equitable Life Insurance Company.
                              All rights reserved.

   AXA Equitable Retirement Income for Life(SM) is a registered service mark of
                     AXA Equitable Life Insurance Company.

SAI 13A                         AXA Equitable Retirement Income for Life(SM) '05


                                                                          x01141

UNIT VALUES


Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the AXA Equitable Retirement Income for Life(SM).


The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period multiplied by
(ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

                                        a
                                       (-) - c
                                        b

where:

(a) is the value of the variable investment option's shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to or withdrawn from the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b) is the value of the variable investment option's shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c) is the daily mortality and expense risks charge, administrative charge and any applicable distribution charge relating to the contracts, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed a total of 1.55%. Your contract charges may be less.

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account No. 49.


The financial statements of Separate Account No. 49 as of December 31, 2004 and for the periods ended December 31, 2004 and 2003, and the consolidated financial statements of AXA Equitable as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004 are in this SAI have been so included in reliance on the report of PricewaterhouseCoopers, LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.


DISTRIBUTION OF CONTRACTS

Under a distribution agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 49, AXA Equitable paid AXA Distributors, LLC, distribution fees of $418,189,861 for 2004, $429,871,011 for 2003 and $228,077,343 for 2002, as the distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 49. Of these amounts, for each of these three years, AXA Distributors, LLC retained $57,065,006, $84,547,116 and $59,543,803, respectively.

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 49, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2004, 2003 and 2002. AXA Equitable paid AXA Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 49, $567,991,463 in 2004, $562,696,578 in 2003 and
$536,113,253 in 2002. Of these amounts, AXA Advisors retained $289,050,171, $287,344,634, and $283,213,274, respectively.

FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

The financial statements of Separate Account No. 49 list variable investment options not currently offered under this contract.

                                  PART C

                            OTHER INFORMATION


Item 24.   Financial Statements and Exhibits.

           (a) Financial Statements included in Part B (to be filed by amendment).

           (b) Exhibits.

           The following exhibits are filed herewith:

            1. Resolutions of the Board of Directors of The Equitable Life
               Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, incorporated by reference to Exhibit 1 to the Registration Statement on Form N-4 (File No. 333-05593), filed June 10, 1996.

            2. Not applicable.

            3. (a) Distribution and Servicing Agreement among AXA Advisors, LLC (formerly EQ Financial Consultants, Inc. (formerly Equico Securities, Inc.)), The Equitable Life Assurance Society of the United States and Equitable Variable dated as of May 1, 1994, incorporated herein by reference to Exhibit 1-A(8) to Registration Statement on Form S-6 (File No. 333-17663), filed on December 11, 1996.

               (b) Form of Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of certain Separate Accounts, and Equitable Distributors, Inc., incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4 (File No. 333-05593) on May 1, 1998.

               (c) Form of Sales Agreement among Equitable Distributors, Inc., as Distributor, a Broker-Dealer (to be named) and a General Agent (to be named), incorporated herein by reference to
                    Exhibit 3(c) to the Registration Statement on Form N-4 (File No. 333-05593), filed June 10, 1996.

               (d) Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000 incorporated herein by reference to exhibit 3(d) to the Registration Statement on Form N-4 (File No. 333-31131) filed on April 25, 2001.

               (e) General Agent Sales Agreement dated as of January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

               (f) First Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(i) to the Registration Statement on Form N-4, File
                    No. 2-30070, filed April 19, 2004.

               (g) Second Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to to Exhibit 3(j) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

               (h) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, incorporated herein by reference to Exhibit No. 3.(i) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

               (i) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, incorporated herein by reference to Exhibit No. 3.(j) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

               (j) First Amendment to Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life Separate Accounts more particularly described in the Distribution Agreement and Equitable Distributors, Inc. incorporated herein by reference to this Registration Statement on Form N-4 (File No.
                    333-127445), filed on August 11, 2005.

               (k) Third Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to this Registration Statement on Form N-4 (File No.
                    333-127445), filed on August 11, 2005.

               (l) Fourth Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to this Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

            4. (a) Form of flexible premium deferred variable annuity certificate no. 2005IML-B.

               (b)  Form of data page no. 2005IML DP.

               (c) Form of endorsement applicable to Non-Qualified contracts no. E-2005IML-NQ.

               (d) Form of endorsement applicable to ROTH IRA contracts no. E-2005IML-ROTH.

               (e) Form of endorsement applicable to Qualified Plan Defined Contribution contracts no. E-2005IML-QP.

               (f) Form of endorsement applicable to IRA contracts no. E-2005IML-IRA.

               (g) Form of endorsement applicable to TSA contracts no. E-2005IML-TSA.

            5. (a) Form of enrollment form under Group Annuity Contract and Application for Individual Contract no. 2005 App 01 IML, for use by AXA Advisors.

               (b) Form of enrollment form under Group Annuity Contract and Application for Individual Contract no. 2005 App 02 IML, for use by AXA Distributors, LLC.

            6. (a) Restated Charter of Equitable, as amended January 1, 1997, incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4 (File No.333-05593), filed March 6, 1997.

               (b) By-Laws of Equitable, as amended November 21, 1996, incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4 (File
                    No.333-05593), filed March 6, 1997.

            7. Form of Reinsurance Agreement between Reinsurance Company and
               The Equitable Life Assurance Society of the United States incorporated herein by reference to Exhibit 7 to the Registration Statement on Form N-4 (File No. 333-05593) filed on April 25, 2001.

            8. (a) Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable Distributors, Inc. and EQ Financial Consultants, Inc., (now AXA Advisors, LLC), incorporated herein by reference to the Registration Statement of EQ Advisors Trust on Form N-1A. (File Nos. 333-17217 and 811-07953). Filed August 28, 1997.

               (b) Form of Participation Agreement among AXA Premier VIP Trust, Equitable Distributors, Inc., AXA Distributors, LLC, and AXA Advisors, LLC, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-60730) filed on December 4, 2001.

            9. (a) Opinion and Consent of Dodie Kent, Esq., Vice President and Counsel of AXA Equitable, as to the legality of the securities being registered incorporated herein by reference to this Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

           10. (a)  Powers of Attorney, incorporated herein by reference to
                    Exhibit 10.(f) to Registration Statement on Form N-4 (File No. 333-05593), filed on April 20, 2005.

               (b)  Powers of Attorney, incorporated herein by reference to
                    Exhibit 10.(d) to Registration Statement File No. 333-05593 on Form N-4, filed on October 14, 2005.

               (c)  Power of Attorney for Alvin H. Fenichel dated October 19,
                    2005.

           11.      Not applicable.

           12.      Not applicable.

           13.      Not applicable.

Item 25. Directors and Officers of AXA Equitable.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
------------------                          -------------

DIRECTORS

Bruce W. Calvert                            Director
78 Pine Street, 2nd Floor
New Canaan, CT 06840

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Christina Johnson                           Director
Christina Johnson and Associates
200 Railroad Avenue
Greenwich, CT 06830

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Street
Suite 401
Aspen, CO 81611

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Peter J. Tobin                              Director
99 Battery Place
New York, NJ 10280


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board,
                                            Chief Executive Officer,
                                            and Director

*John A. Graf                               President and Chief Operating
                                            Officer and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Barbara Goodstein                          Executive Vice President

*Robert S. Jones, Jr.                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President
                                            and Deputy Chief Financial Officer

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
------------------                          -------------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Edward J. Hayes                            Senior Vice President

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*Anthony C. Pasquale                        Senior Vice President

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and
                                            Chief Actuary

*James A. Shepherdson                       Executive Vice President

*Andrew McMahon                             Executive Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

         Separate Account No. 49 of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable Life Insurance Company. AXA Equitable Life Insurance Company, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").

         AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable Life Insurance Company. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

         AXA's Abbreviated AXA Organizational Chart and the AXA Organizational Chart are incorporated by reference to Exhibit 26. to Registration Statement on Form N-4 (File No. 333-05593), filed on April 20, 2005.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
          LAST UPDATED: 04/13/2005

                                                                                                        State of        State of
                                                                                          Type of      Incorp. or      Principal
                                                                                         Subsidiary     Domicile       Operation
                                                                                         ----------     --------       ---------

                                                                                                    --------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                                    DE              NY
------------------------------------------------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                                                ND              ND
      ------------------------------------------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                                HCO            DE              CT
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                        Operating         DE              CO
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                      Operating         DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                        Operating         DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                                 Operating         VA              VA
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                                      Operating         VA              VA
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                                    HCO            DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company *                                              Insurance         NY              NY
              ----------------------------------------------------------------------------------------------------------------------
                   MONY International Holdings, LLC                                         HCO            DE              NY
                   -----------------------------------------------------------------------------------------------------------------
                           MONY International Life Insurance Co. Seguros de Vida S.A.    Insurance     Argentina       Argentina
                           ---------------------------------------------------------------------------------------------------------
                           MONY Financial Resources of the Americas Limited                 HCO         Jamaica         Jamaica
                           ---------------------------------------------------------------------------------------------------------
                           MONY Bank & Trust Company of the Americas, Ltd.               Operating   Cayman Islands  Cayman Islands
                           ---------------------------------------------------------------------------------------------------------
                               MONY Consultoria e Correctagem de Seguros Ltda.           Operating       Brazil          Brazil
                               -----------------------------------------------------------------------------------------------------
                               MONY Life Insurance Company of the Americas, Ltd. *       Insurance   Cayman Islands  Cayman Islands
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Life Insurance Company of America *                              Insurance         AZ              NY
                   -----------------------------------------------------------------------------------------------------------------
                       Enterprise Accumulation Trust                                     Operating         MA              GA
                       -------------------------------------------------------------------------------------------------------------
                       Mony Series Funds, Inc.                                           Operating         MD              NY
                   -----------------------------------------------------------------------------------------------------------------
                   Sagamore Financial, LLC                                                  HCO            OH              OH
                   -----------------------------------------------------------------------------------------------------------------
                       U.S. Financial Life Insurance Company *                           Insurance         OH              OH
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Financial Services, Inc.                                            HCO            DE              NY
                   -----------------------------------------------------------------------------------------------------------------
                       Financial Marketing Agency, Inc.                                  Operating         OH              OH
                       -------------------------------------------------------------------------------------------------------------
                       MONY Brokerage, Inc.                                              Operating         DE              PA
                       -------------------------------------------------------------------------------------------------------------
                       1740 Ventures, Inc.                                               Operating         NY              NY
                       -------------------------------------------------------------------------------------------------------------
                       Enterprise Capital Management, Inc.                               Operating         GA              GA
                       -------------------------------------------------------------------------------------------------------------
                       MONY Assets Corp.                                                    HCO            NY              NY
                       -------------------------------------------------------------------------------------------------------------
                       1740 Advisers, Inc.                                               Operating         NY              NY
                       -------------------------------------------------------------------------------------------------------------
                       MONY Securities Corporation                                       Operating         NY              NY
      ------------------------------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                                                               DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                                                   DE              NY
          --------------------------------------------------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                                                               DE              NY
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                                              Operating         DE              NY
              ----------------------------------------------------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                                           Operating         AL              AL
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC                   Operating         DE              NY
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC                    Operating         MA              MA
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                                           Operating         NV              NV
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                                      Operating        P.R.            P.R.
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.                        Operating         TX              TX
                   -----------------------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *                            Insurance         NY              NY
          --------------------------------------------------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                                   Insurance         CO              CO
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                                             Investment        DE              NY
              ----------------------------------------------------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                                        Investment        DE              NY
                   -----------------------------------------------------------------------------------------------------------------
              Real Estate Partnership Equities (various)                                 Investment        **
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                                        HCO            NY              NY
              ----------------------------------------------------------------------------------------------------------------------
                   See Attached Listing A
              ----------------------------------------------------------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                                       HCO            DE              NY
              ----------------------------------------------------------------------------------------------------------------------
              Wil-Gro, Inc                                                               Investment        PA              PA
              ----------------------------------------------------------------------------------------------------------------------
              STCS, Inc.                                                                 Investment        DE              NY
              ----------------------------------------------------------------------------------------------------------------------
              EVSA, Inc.                                                                 Investment        DE              PA
              ----------------------------------------------------------------------------------------------------------------------

                                                                                                                           Parent's
                                                                                                              Number of   Percent of
                                                                                             Federal           Shares      Ownership
                                                                                            Tax ID #            Owned     or Control
                                                                                            ---------           -----     ----------

                                                                                     ----------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                     13-3623351
-----------------------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                                 45-0373941           1,000      100.00%
      -----------------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                                13-4139153                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                           75-2961816                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                         13-4194065                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                           13-4194080                      100.00%
      -----------------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                                    54-1533186                      100.00%
      -----------------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                                         54-1968996                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                                    13-3976138                      100.00%
      -----------------------------------------------------------------------------------------------------
              MONY Life Insurance Company *                                                 13-1632487                      100.00%
              ---------------------------------------------------------------------------------------------
                   MONY International Holdings, LLC                                         13-3790446                      100.00%
                   ----------------------------------------------------------------------------------------
                           MONY International Life Insurance Co. Seguros de Vida S.A.       98-0157781                      100.00%
                           --------------------------------------------------------------------------------
                           MONY Financial Resources of the Americas Limited                                                  99.00%
                           --------------------------------------------------------------------------------
                           MONY Bank & Trust Company of the Americas, Ltd.                  98-0152047                      100.00%
                           --------------------------------------------------------------------------------
                               MONY Consultoria e Correctagem de Seguros Ltda.                                               99.00%
                               ----------------------------------------------------------------------------
                               MONY Life Insurance Company of the Americas, Ltd. *          98-0152046                      100.00%
                   ----------------------------------------------------------------------------------------
                   MONY Life Insurance Company of America *                                 86-0222062                      100.00%
                   ----------------------------------------------------------------------------------------
                       Enterprise Accumulation Trust                                        58-6303987                      100.00%
                       ------------------------------------------------------------------------------------
                       Mony Series Funds, Inc.                                              13-3388742                      100.00%
                   ----------------------------------------------------------------------------------------
                   Sagamore Financial, LLC                                                  31-1296919                      100.00%
                   ----------------------------------------------------------------------------------------
                       U.S. Financial Life Insurance Company *                              38-2046096                      100.00%
                   ----------------------------------------------------------------------------------------
                   MONY Financial Services, Inc.                                            11-3722370                      100.00%
                   ----------------------------------------------------------------------------------------
                       Financial Marketing Agency, Inc.                                     31-1465146                       99.00%
                       ------------------------------------------------------------------------------------
                       MONY Brokerage, Inc.                                                 22-3015130                      100.00%
                       ------------------------------------------------------------------------------------
                       1740 Ventures, Inc.                                                  13-2848244                      100.00%
                       ------------------------------------------------------------------------------------
                       Enterprise Capital Management, Inc.                                  58-1660289                      100.00%
                       ------------------------------------------------------------------------------------
                       MONY Assets Corp.                                                    13-2662263                      100.00%
                       ------------------------------------------------------------------------------------
                       1740 Advisers, Inc.                                                  13-2645490                      100.00%
                       ------------------------------------------------------------------------------------
                       MONY Securities Corporation                                          13-2645488                      100.00%
      -----------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                                                52-2197822               -      100.00%
      -----------------------------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                                    13-4078005           1,000      100.00%
          -------------------------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                                                13-4071393               -      100.00%
              ---------------------------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                                                 06-1555494               -      100.00%
              ---------------------------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                                              06-1562392               -      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC                      13-4085852               -      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC                       04-3491734               -      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                                              13-3389068                      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                                         66-0577477                      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.                           75-2529724           1,050      100.00%
                   ----------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *                               13-5570651       2,000,000      100.00%
          -------------------------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                                      13-3198083       1,000,000      100.00%
              ---------------------------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                                                13-3385076               -            -
              ---------------------------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                                           13-3385080               -            -
                   ----------------------------------------------------------------------------------------
              Real Estate Partnership Equities (various)                                        -                    -            -
              ---------------------------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                                        22-2766036               -      100.00%
              ---------------------------------------------------------------------------------------------
                   See Attached Listing A
              ---------------------------------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                                       13-2677213       5,000,000      100.00%
              ---------------------------------------------------------------------------------------------
              Wil-Gro, Inc                                                                  23-2702404           1,000      100.00%
              ---------------------------------------------------------------------------------------------
              STCS, Inc.                                                                    13-3761592           1,000      100.00%
              ---------------------------------------------------------------------------------------------
              EVSA, Inc.                                                                    23-2671508              50      100.00%
              ---------------------------------------------------------------------------------------------


                                                                                                 Comments
                                                                                         (e.g., Basis of Control)
                                                                                         ------------------------

AXA Financial, Inc.  (Notes 1 & 2)   **
-------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)
      -------------------------------------------------------------------------------
      The Advest Group, Inc.
      -------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.
      -------------------------------------------------------------------------------
      MONY Capital Management, Inc.
      -------------------------------------------------------------------------------
      MONY Asset Management, Inc.
      -------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.
      -------------------------------------------------------------------------------
      Matrix Private Equities, Inc.
      -------------------------------------------------------------------------------
      MONY Holdings, LLC
      -------------------------------------------------------------------------------
              MONY Life Insurance Company *
              -----------------------------------------------------------------------
                   MONY International Holdings, LLC
                   ------------------------------------------------------------------
                           MONY International Life Insurance Co. Seguros de Vida S.A.
                           ----------------------------------------------------------
                           MONY Financial Resources of the Americas Limited
                           ----------------------------------------------------------
                           MONY Bank & Trust Company of the Americas, Ltd.
                           ----------------------------------------------------------
                               MONY Consultoria e Correctagem de Seguros Ltda.
                               ------------------------------------------------------
                               MONY Life Insurance Company of the Americas, Ltd. *
                   ------------------------------------------------------------------
                   MONY Life Insurance Company of America *
                   ------------------------------------------------------------------
                       Enterprise Accumulation Trust
                       --------------------------------------------------------------
                       Mony Series Funds, Inc.
                   ------------------------------------------------------------------
                   Sagamore Financial, LLC
                   ------------------------------------------------------------------
                       U.S. Financial Life Insurance Company *
                   ------------------------------------------------------------------
                   MONY Financial Services, Inc.
                   ------------------------------------------------------------------
                       Financial Marketing Agency, Inc.
                       --------------------------------------------------------------
                       MONY Brokerage, Inc.
                       --------------------------------------------------------------
                       1740 Ventures, Inc.
                       --------------------------------------------------------------
                       Enterprise Capital Management, Inc.
                       --------------------------------------------------------------
                       MONY Assets Corp.
                       --------------------------------------------------------------
                       1740 Advisers, Inc.
                       --------------------------------------------------------------
                       MONY Securities Corporation
      -------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)
          ---------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)
              -----------------------------------------------------------------------
              AXA Network, LLC     (Note 6)
              -----------------------------------------------------------------------
                   AXA Network of Alabama, LLC
                   ------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC
                   ------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC
                   ------------------------------------------------------------------
                   AXA Network of Nevada, Inc.
                   ------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.
                   ------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.
                   ------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *                          NAIC # 62944
          ---------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                                 NAIC # 62880
              -----------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                                           G.P & L.P.
              -----------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                                      G.P.
                   ------------------------------------------------------------------
              Real Estate Partnership Equities (various)                               **
              -----------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)
              -----------------------------------------------------------------------
                   See Attached Listing A
              -----------------------------------------------------------------------
              ACMC, Inc.     (Note 4)
              -----------------------------------------------------------------------
              Wil-Gro, Inc
              -----------------------------------------------------------------------
              STCS, Inc.
              -----------------------------------------------------------------------
              EVSA, Inc.
              -----------------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

   *  Affiliated Insurer

   ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

   *** All subsidiaries are corporations, except as otherwise noted.

1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.
   Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.
   Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.
   Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

   As of December 21, 2004, AXF and its subsidiaries owned 61.33% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:
        AXF held directly 32,699,154 Alliance Capital Units (12.75%),
        AXA Equitable Life directly owned 7,765,204 Alliance Capital Units (3.03%),
        ACMC, Inc. owned 66,220,822 Alliance Capital Units (25.82%), and
        ECMC, LLC owned 40,880,637 Alliance Capital Units (15.94%).
   Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

   In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.28% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

   On December 21, 2004, AXF contributed 4,389,192 (1.71%)Alliance Capital Units to MONY Life and 1,225,000 (.48%)Alliance Capital Units to MLOA.

5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

9. Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable Life Insurance Company.

10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company.

11. Effective February 18, 2005, MONY Realty Capital, Inc. was sold to
    MMA.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

          Dissolved: - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
                     - 100 Federal Street Funding Corporation was dissolved August 31, 1998.
                     - 100 Federal Street Realty Corporation was dissolved December 20, 2001.
                     - CCMI Corp. was dissolved on October 7, 1999.
                     - ELAS Realty, Inc. was dissolved January 29, 2002.
                     - EML Associates, L.P. was dissolved March 27, 2001.
                     - EQ Services, Inc. was dissolved May 11, 2001.
                     - Equitable BJVS, Inc. was dissolved October 3, 1999.
                     - Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.
                     - Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
                     - Equitable JVS II, Inc. was dissolved December 4, 1996
                     - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                          dissolved on December 31, 2000.
                     - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
                     - EREIM Managers Corporation was dissolved March 27, 2001.
                     - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
                     - EVLICO, Inc. was dissolved in 1999.
                     - Franconom, Inc. was dissolved on December 4, 2000.
                     - GP/EQ Southwest, Inc. was dissolved October 21, 1997
                     - HVM Corp. was dissolved on Feb. 16, 1999.
                     - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
                     - Prime Property Funding, Inc. was dissolved in Feb. 1999.
                     - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
                     - Six-Pac G.P., Inc. was dissolved July 12,1999
                     - Paramount Planners, LLC., a direct subsidiary of  AXA Distribution Holding Corporation, was dissolved on December 5, 2003
                     - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
                     - ECLL Inc. was dissolved July 15, 2003
                     - MONY Realty Partners, Inc. was dissolved February 2005

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING A - EQUITABLE HOLDINGS, LLC
-----------------------------------


                                                                                                                      State of
                                                                                                         Type of     Incorp. or
                                                                                                        Subsidiary    Domicile
                                                                                                        ----------    --------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          --------------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ----------------------------------------------------------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                                              Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Casualty Insurance Company *                                               Operating        VT
                   -----------------------------------------------------------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                                                   Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                       Equitable Capital Private Income & Equity
                         Partnership II, L.P.                                                           Investment       DE
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Corporation (See Note 4 on Page 2)                       Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                       See Attached Listing B
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable JVS, Inc.                                                                  Investment       DE
                   -----------------------------------------------------------------------------------------------------------------
                       Astor Times Square Corp.                                                         Investment       NY
                       -------------------------------------------------------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                                                 Investment       NY
                       -------------------------------------------------------------------------------------------------------------
                       PC Landmark, Inc.                                                                Investment       TX
                       -------------------------------------------------------------------------------------------------------------
                       EJSVS, Inc.                                                                      Investment       DE
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Distributors, LLC                                                                Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Alabama, LLC                                Operating        DE
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                                           Operating        DE
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC                          Operating        MA
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.                                 Operating        TX
                   -----------------------------------------------------------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                                         Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2)                        Operating        DE
                   -----------------------------------------------------------------------------------------------------------------


                                                                                                          State of
                                                                                                         Principal    Federal
                                                                                                         Operation   Tax ID #
                                                                                                         ---------   ---------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          --------------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ----------------------------------------------------------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                                                   NY      13-3049038
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Casualty Insurance Company *                                                    VT      06-1166226
                   -----------------------------------------------------------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                                                        NY      13-3266813
                   -----------------------------------------------------------------------------------------------------------------
                       Equitable Capital Private Income & Equity
                         Partnership II, L.P.                                                                NY      13-3544879
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Corporation (See Note 4 on Page 2)                            NY      13-3633538
                   -----------------------------------------------------------------------------------------------------------------
                       See Attached Listing B
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable JVS, Inc.                                                                       GA      58-1812697
                   -----------------------------------------------------------------------------------------------------------------
                       Astor Times Square Corp.                                                              NY      13-3593699
                       -------------------------------------------------------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                                                      NY      13-3593692
                       -------------------------------------------------------------------------------------------------------------
                       PC Landmark, Inc.                                                                     TX      75-2338215
                       -------------------------------------------------------------------------------------------------------------
                       EJSVS, Inc.                                                                           NJ      58-2169594
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Distributors, LLC                                                                     NY      52-2233674
                   -----------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Alabama, LLC                                     AL      52-2255113
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                                            CT, ME,NY   06-1579051
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC                               MA      04-3567096
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.                                      TX      74-3006330
                   -----------------------------------------------------------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                                              NY      13-3813232
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2)                             NJ      22-3492811
                   -----------------------------------------------------------------------------------------------------------------


                                                                                                   Parent's
                                                                                    Number of      Percent of         Comments
                                                                                     Shares        Ownership       (e.g., Basis
                                                                                      Owned        or Control       of Control)
                                                                                      -----        ----------   --------------------

AXA Financial, Inc.
-----------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -----------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          -------------------------------------------------------------------------
              Equitable Holdings, LLC
              ---------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                                500      100.00%
                   ----------------------------------------------------------------
                   Equitable Casualty Insurance Company *                               1,000      100.00%
                   ----------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                                       -      100.00%
                   ----------------------------------------------------------------
                       Equitable Capital Private Income & Equity                                            ECMC is G.P.
                         Partnership II, L.P.                                               -            -  ("Deal Flow Fund II")
                   ----------------------------------------------------------------
                   Alliance Capital Management Corporation (See Note 4 on Page 2)         100      100.00%
                   ----------------------------------------------------------------
                       See Attached Listing B
                   ----------------------------------------------------------------
                   Equitable JVS, Inc.                                                  1,000      100.00%
                   ----------------------------------------------------------------
                       Astor Times Square Corp.                                           100      100.00%
                       ------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                                   100      100.00% G.P. of Astor
                       ------------------------------------------------------------                          Acquisition. L.P.
                       PC Landmark, Inc.                                                1,000      100.00%
                       ------------------------------------------------------------
                       EJSVS, Inc.                                                      1,000      100.00%
                   ----------------------------------------------------------------
                   AXA Distributors, LLC                                                    -      100.00%
                   ----------------------------------------------------------------
                       AXA Distributors Insurance Agency of Alabama, LLC                    -      100.00%
                       ------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                               -      100.00%
                       ------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC              -      100.00%
                       ------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.                 1,000      100.00%
                   ----------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                         1,000      100.00%
                   ----------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2)          100      100.00%
                   ----------------------------------------------------------------

*  Affiliated Insurer

      Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.
      Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999. Effective March 15, 2000, Equisource of New York, Inc. and its
        subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.
      Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------

                                                                                                       State of    State of
                                                                                          Type of     Incorp. or  Principal
                                                                                         Subsidiary    Domicile   Operation
                                                                                         ----------    --------   ---------
AXA Financial, Inc.
----------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ----------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ------------------------------------------------------------------------------
              Equitable Holdings, LLC
              --------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   -----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management Holding L.P. (See Note 4 on Page 2)   Operating        DE          NY
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management L.P.  (See Note 4 on Page 2)          Operating        DE          NY
                       -------------------------------------------------------------------------------------------------------------
                           Albion Alliance LLC                                           Operating        DE          NY
                           ---------------------------------------------------------------------------------------------------------
                           Cursitor Alliance LLC                                            HCO           DE          MA
                           ---------------------------------------------------------------------------------------------------------
                           Alliance Capital Management LLC                                  HCO           DE          NY
                           ---------------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC                           Operating        DE          NY
                           ---------------------------------------------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware                    HCO           DE          NY
                           ---------------------------------------------------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                           Operating      India       India
                               -----------------------------------------------------------------------------------------------------
                               ACM Global Investor Services S.A.                         Operating       Lux.        Lux.
                               -----------------------------------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                   Operating       Lux.        Lux.
                                    ------------------------------------------------------------------------------------------------
                                    ACM Fund Services (Espana) S.L.                      Operating      Spain       Spain
                               -----------------------------------------------------------------------------------------------------
                               ACM International (France) SAS                            Operating      France      France
                               -----------------------------------------------------------------------------------------------------
                               ACM Software Services Ltd.                                Operating        DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                   Operating        DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Asset Management (Japan) Ltd             Operating      Japan       Japan
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Australia Limited                        Operating      Aust.       Aust.
                               -----------------------------------------------------------------------------------------------------
                                    Far Eastern Alliance Asset Management                Operating      Taiwan      Taiwan
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Global Derivatives Corp.                 Operating        DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Latin America Ltd.                       Operating      Brazil      Brazil
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Limited                                  Operating       U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                                    Alliance Capital Services Ltd.                       Operating       U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                        Dimensional Trust Management Ltd.                Operating       U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital (Luxembourg) S.A.                        Operating       Lux.        Lux.
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                   Operating        DE      Singapore
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management Australia Limited             Operating      Aust.       Aust.
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management Canada, Inc.                  Operating        DE        Canada
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management New Zealand Limited           Operating       N.Z.        N.Z.
                               -----------------------------------------------------------------------------------------------------


                                                                                                               Number of
                                                                                            Federal             Shares
                                                                                           Tax ID #              Owned
                                                                                           ---------             -----

AXA Financial, Inc.
----------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ----------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ------------------------------------------------------------------------------
              Equitable Holdings, LLC
              --------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ---------------------------------------------------------------------------------------
                       Alliance Capital Management Holding L.P. (See Note 4 on Page 2)
                       -----------------------------------------------------------------------------------
                       Alliance Capital Management L.P.  (See Note 4 on Page 2)            13-3434400
                       -----------------------------------------------------------------------------------
                           Albion Alliance LLC                                             13-3903734
                           -------------------------------------------------------------------------------
                           Cursitor Alliance LLC                                           22-3424339
                           -------------------------------------------------------------------------------
                           Alliance Capital Management LLC
                           -------------------------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC
                           -------------------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware                   13-2778645                  10
                           -------------------------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                                 -
                               ---------------------------------------------------------------------------
                               ACM Global Investor Services S.A.                               -
                               ---------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                         -
                                    ----------------------------------------------------------------------
                                    ACM Fund Services (Espana) S.L.                            -
                               ---------------------------------------------------------------------------
                               ACM International (France) SAS                                  -
                               ---------------------------------------------------------------------------
                               ACM Software Services Ltd.                                  13-3910857
                               ---------------------------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                     13-3548918               1,000
                               ---------------------------------------------------------------------------
                               Alliance Capital Asset Management (Japan) Ltd                   -
                               ---------------------------------------------------------------------------
                               Alliance Capital Australia Limited                              -
                               ---------------------------------------------------------------------------
                                    Far Eastern Alliance Asset Management                      -
                               ---------------------------------------------------------------------------
                               Alliance Capital Global Derivatives Corp.                   13-3626546               1,000
                               ---------------------------------------------------------------------------
                               Alliance Capital Latin America Ltd.                             -
                               ---------------------------------------------------------------------------
                               Alliance Capital Limited                                        -                  250,000
                               ---------------------------------------------------------------------------
                                    Alliance Capital Services Ltd.                             -                    1,000
                                    ----------------------------------------------------------------------
                                        Dimensional Trust Management Ltd.                      -                   50,000
                               ---------------------------------------------------------------------------
                               Alliance Capital (Luxembourg) S.A.                              -                    3,999
                               ---------------------------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                     13-3752293
                               ---------------------------------------------------------------------------
                               Alliance Capital Management Australia Limited                   -
                               ---------------------------------------------------------------------------
                               Alliance Capital Management Canada, Inc.                    13-3630460              18,750
                               ---------------------------------------------------------------------------
                               Alliance Capital Management New Zealand Limited                 -
                               ---------------------------------------------------------------------------


                                                                                          Parent's
                                                                                          Percent of
                                                                                          Ownership            Comments
                                                                                          or Control   (e.g., Basis of Control)
                                                                                          ----------   ------------------------

AXA Financial, Inc.
----------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ----------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ------------------------------------------------------------------------------
              Equitable Holdings, LLC
              --------------------------------------------------------------------------
                   Alliance Capital Management Corporation                                             owns 1% GP interest in
                                                                                                       Alliance Capital Management
                                                                                                       L.P. and 100,000 GP units in
                                                                                                       Alliance Capital Management
                                                                                                       Holding L.P.
                   ----------------------------------------------------------------------
                       Alliance Capital Management Holding L.P. (See Note 4 on Page 2)               -
                       ------------------------------------------------------------------
                       Alliance Capital Management L.P.  (See Note 4 on Page 2)
                       ------------------------------------------------------------------
                           Albion Alliance LLC                                                  37.60% Equitable Life = 4.7%;
                                                                                                         3rd parties = 57.7%
                           --------------------------------------------------------------
                           Cursitor Alliance LLC                                               100.00%
                           --------------------------------------------------------------
                           Alliance Capital Management LLC                                     100.00%
                           --------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC                                 100.00%
                           --------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware                       100.00%
                           --------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                                 100.00%
                               ----------------------------------------------------------
                               ACM Global Investor Services S.A.                                99.00% Alliance Capital Oceanic
                                                                                                         Corp. owns 1%
                               ----------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                           1.00% New Alliance Asset Mngmnt
                                                                                                         (Asia) Ltd owns 99%
                                    -----------------------------------------------------
                                    ACM Fund Services (Espana) S.L.                            100.00%
                               ----------------------------------------------------------
                               ACM International (France) SAS                                  100.00%
                               ----------------------------------------------------------
                               ACM Software Services Ltd.                                      100.00%
                               ----------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                         100.00%
                               ----------------------------------------------------------
                               Alliance Capital Asset Management (Japan) Ltd                   100.00%
                               ----------------------------------------------------------
                               Alliance Capital Australia Limited                              100.00%
                               ----------------------------------------------------------
                                    Far Eastern Alliance Asset Management                       20.00% 3rd parties = 80%
                               ----------------------------------------------------------
                               Alliance Capital Global Derivatives Corp.                       100.00%
                               ----------------------------------------------------------
                               Alliance Capital Latin America Ltd.                              99.00% Alliance Capital Oceanic
                                                                                                         Corp. owns 1%
                               ----------------------------------------------------------
                               Alliance Capital Limited                                        100.00%
                               ----------------------------------------------------------
                                    Alliance Capital Services Ltd.                             100.00%
                                    -----------------------------------------------------
                                        Dimensional Trust Management Ltd.                      100.00%
                               ----------------------------------------------------------
                               Alliance Capital (Luxembourg) S.A.                               99.98% Alliance Cap. Oceanic Corp.
                                                                                                         owns 0.025%
                               ----------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                         100.00%
                               ----------------------------------------------------------
                               Alliance Capital Management Australia Limited                    50.00% 3rd parties = 50%
                               ----------------------------------------------------------
                               Alliance Capital Management Canada, Inc.                        100.00%
                               ----------------------------------------------------------
                               Alliance Capital Management New Zealand Limited                  50.00% 3rd parties = 50%
                               ----------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------


                                                                                                         State of    State of
                                                                                             Type of    Incorp. or  Principal
                                                                                            Subsidiary   Domicile   Operation
                                                                                            ----------   --------   ---------

AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ------------------------------------------------------------------------
                       Alliance Capital Management L.P.
                       --------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware (Cont'd)
                           ---------------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Proprietary) Ltd.               Operating   So Africa   So Africa
                               -----------------------------------------------------------------------------------------------------
                                    Alliance-Odyssey Capital Mgmt. (Nambia)
                                       (Proprietary) Ltd.                                   Operating     Nambia      Nambia
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Singapore) Ltd.                 Operating   Singapore   Singapore
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                    Operating   Mauritius   Mauritius
                               -----------------------------------------------------------------------------------------------------
                                    Alliance Capital Asset Management (India) Private Ltd   Operating     India       India
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Oceanic Corp.                               Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                        Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Investment Research and
                               Management, Inc., (Alliance Fund Distributors, Inc.)         Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Global Investor Services, Inc.                      Operating       DE          NJ
                               -----------------------------------------------------------------------------------------------------
                               Alliance SBS-AGRO Capital Management Co.                     Operating     Russia      Russia
                               -----------------------------------------------------------------------------------------------------
                               Hanwha Investment Trust Mgmt. Co., Ltd                       Operating    So Korea    So Korea
                               -----------------------------------------------------------------------------------------------------
                               New Alliance Asset Management (Asia) Ltd                     Operating      H.K.        H.K.
                               -----------------------------------------------------------------------------------------------------
                                    Alliance Capital Taiwan Limited                         Operating     Taiwan      Taiwan
                                    ------------------------------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                      Operating      Lux.        Lux.
                               -----------------------------------------------------------------------------------------------------
                               Meiji - Alliance Capital Corp.                               Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein Ltd.                                    Operating      U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                                    Sanford C. Bernstein (CREST Nominees) Ltd.              Operating      U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein Proprietary Ltd.                        Operating     Aust.       Aust.
                               -----------------------------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                   Operating      U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                                    ACM Investments Ltd.                                    Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Alliance Asset Allocation Ltd.                          Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Alliance Capital Whittingdale Ltd.                      Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Alliance Cecogest S.A.                                  Operating     France      France
                                    ------------------------------------------------------------------------------------------------
                                    Cursitor Alliance Services Ltd.                         Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Cursitor Holdings Ltd.                                  Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Whittingdale Nominees Ltd.                              Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------



                                                                                                                  Number of
                                                                                                 Federal           Shares
                                                                                                Tax ID #            Owned
                                                                                                ---------           -----

AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ------------------------------------------------------------------------
                       Alliance Capital Management L.P.
                       --------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware (Cont'd)
                           ------------------------------------------------------------------------------------
                               Alliance Capital Management (Proprietary) Ltd.                       -
                               --------------------------------------------------------------------------------
                                    Alliance-Odyssey Capital Mgmt. (Nambia)
                                       (Proprietary) Ltd.                                           -
                               --------------------------------------------------------------------------------
                               Alliance Capital Management (Singapore) Ltd.                         -
                               --------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                            -
                               --------------------------------------------------------------------------------
                                    Alliance Capital Asset Management (India) Private Ltd           -
                               --------------------------------------------------------------------------------
                               Alliance Capital Oceanic Corp.                                   13-3441277               1,000
                               --------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                            52-1671668               1,000
                               --------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                    13-3802178
                               --------------------------------------------------------------------------------
                               AllianceBernstein Investment Research and
                               Management, Inc., (Alliance Fund Distributors, Inc.)             13-3191825                 100
                               --------------------------------------------------------------------------------
                               Alliance Global Investor Services, Inc.                          13-3211780                 100
                               --------------------------------------------------------------------------------
                               Alliance SBS-AGRO Capital Management Co.                             -
                               --------------------------------------------------------------------------------
                               Hanwha Investment Trust Mgmt. Co., Ltd                               -
                               --------------------------------------------------------------------------------
                               New Alliance Asset Management (Asia) Ltd                             -
                               --------------------------------------------------------------------------------
                                    Alliance Capital Taiwan Limited                                 -
                                    ---------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                              -
                               --------------------------------------------------------------------------------
                               Meiji - Alliance Capital Corp.                                   13-3613617              50,000
                               --------------------------------------------------------------------------------
                               Sanford C. Bernstein Ltd.                                            -
                               --------------------------------------------------------------------------------
                                    Sanford C. Bernstein (CREST Nominees) Ltd.                      -
                               --------------------------------------------------------------------------------
                               Sanford C. Bernstein Proprietary Ltd.                                -
                               --------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                           -
                               --------------------------------------------------------------------------------
                                    ACM Investments Ltd.                                            -
                                    ---------------------------------------------------------------------------
                                    Alliance Asset Allocation Ltd.                                  -
                                    ---------------------------------------------------------------------------
                                    Alliance Capital Whittingdale Ltd.                              -
                                    ---------------------------------------------------------------------------
                                    Alliance Cecogest S.A.                                          -
                                    ---------------------------------------------------------------------------
                                    Cursitor Alliance Services Ltd.                                 -
                                    ---------------------------------------------------------------------------
                                    Cursitor Holdings Ltd.                                          -
                                    ---------------------------------------------------------------------------
                                    Whittingdale Nominees Ltd.                                      -
                                    ---------------------------------------------------------------------------


                                                                                           Parent's
                                                                                           Percent of
                                                                                           Ownership            Comments
                                                                                           or Control   (e.g., Basis of Control)
                                                                                           ----------   ------------------------

AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ------------------------------------------------------------------------
                       Alliance Capital Management L.P.
                       --------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware (Cont'd)
                           ----------------------------------------------------------------
                               Alliance Capital Management (Proprietary) Ltd.                    80.00% 3rd parties = 20%
                               ------------------------------------------------------------
                                    Alliance-Odyssey Capital Mgmt. (Nambia)
                                       (Proprietary) Ltd.                                       100.00%
                               ------------------------------------------------------------
                               Alliance Capital Management (Singapore) Ltd.                     100.00%
                               ------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                        100.00%
                               ------------------------------------------------------------
                                    Alliance Capital Asset Management (India) Private Ltd        75.00% 3rd parties = 25%
                               ------------------------------------------------------------
                               Alliance Capital Oceanic Corp.                                   100.00% inactive
                               ------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                            100.00%
                               ------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                    100.00%
                               ------------------------------------------------------------
                               AllianceBernstein Investment Research and
                               Management, Inc., (Alliance Fund Distributors, Inc.)                   1
                               ------------------------------------------------------------
                               Alliance Global Investor Services, Inc.                          100.00%   formerly, Alliance Fund
                                                                                                            Services, Inc.
                               ------------------------------------------------------------
                               Alliance SBS-AGRO Capital Management Co.                          49.00% 3rd parties = 51%
                               ------------------------------------------------------------
                               Hanwha Investment Trust Mgmt. Co., Ltd                            20.00% 3rd parties = 80%
                               ------------------------------------------------------------
                               New Alliance Asset Management (Asia) Ltd                          50.00% 3rd parties = 50%
                               ------------------------------------------------------------
                                    Alliance Capital Taiwan Limited                              99.00% Others owns 1%
                                    -------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                           99.00% ACM Global Investor Svcs
                                                                                                          owns 1%
                               ------------------------------------------------------------
                               Meiji - Alliance Capital Corp.                                    50.00% Meiji Mutual Life owns 50%
                               ------------------------------------------------------------
                               Sanford C. Bernstein Ltd.                                        100.00%
                               ------------------------------------------------------------
                                    Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%
                               ------------------------------------------------------------
                               Sanford C. Bernstein Proprietary Ltd.                            100.00%
                               ------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                       100.00%
                               ------------------------------------------------------------
                                    ACM Investments Ltd.                                        100.00%
                                    -------------------------------------------------------
                                    Alliance Asset Allocation Ltd.                              100.00%
                                    -------------------------------------------------------
                                    Alliance Capital Whittingdale Ltd.                          100.00%
                                    -------------------------------------------------------
                                    Alliance Cecogest S.A.                                      100.00%
                                    -------------------------------------------------------
                                    Cursitor Alliance Services Ltd.                             100.00%
                                    -------------------------------------------------------
                                    Cursitor Holdings Ltd.                                      100.00%
                                    -------------------------------------------------------
                                    Whittingdale Nominees Ltd.                                  100.00%
                                    -------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING C - MONY
----------------

                                                                                                     State of           State of
                                                                                   Type of          Incorp. or         Principal
                                                                                  Subsidiary         Domicile          Operation
                                                                                  ----------         --------          ---------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
      ------------------------------------------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                         HCO                DE                 CT
      ------------------------------------------------------------------------------------------------------------------------------
              Vercoe Insurance Agency, Inc.                                       Insurance             OH                 OH
              ----------------------------------------------------------------------------------------------------------------------
              Advest Capital, Inc.                                                Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Billings and Company, Inc.                                          Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
                   Billings Management Co.                                        Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Boston Advisors, Inc.                                               Operating             MA                 MA
              ----------------------------------------------------------------------------------------------------------------------
              Advest Transfer Services, Inc.                                      Operating             DE                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Advest, Inc.                                                        Operating             DE                 CT
              ----------------------------------------------------------------------------------------------------------------------
                   Balanced Capital Services, Inc.                                Insurance             CT                 CT
                   -----------------------------------------------------------------------------------------------------------------
                   Advest Insurance Agency, Inc.                                  Insurance             MA                 MA
              ----------------------------------------------------------------------------------------------------------------------
              Independent Portfolio Consultants, Inc.                             Operating             DE                 FL
              ----------------------------------------------------------------------------------------------------------------------
              A. B. Realty Corp.                                                  Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Bank Street Management Company                                      Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Advest Mortgages, Inc.                                              Operating             DE                 DE
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                 Operating             DE                 CO
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                               Operating             DE                 NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                 Operating             DE                 NY
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                          Operating             VA                 VA
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                               Operating             VA                 VA
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                             HCO                DE                 NY
      ------------------------------------------------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                           Insurance             NY                 NY
          --------------------------------------------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                       HCO                DE                 NY
              ----------------------------------------------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.     Insurance         Argentina          Argentina
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                  HCO             Jamaica            Jamaica
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                Operating       Cayman Islands     Cayman Islands
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.             Operating           Brazil             Brazil
                       -------------------------------------------------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.          Insurance       Cayman Islands     Cayman Islands
              ----------------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company of America                              Insurance             AZ                 NY
              ----------------------------------------------------------------------------------------------------------------------
                   Enterprise Accumulation Trust                                  Operating             MA                 GA
                   -----------------------------------------------------------------------------------------------------------------
                   Mony Series Funds, Inc.                                        Operating             MD                 NY
              ----------------------------------------------------------------------------------------------------------------------
              Sagamore Financial, LLC                                                HCO                OH                 OH
              ----------------------------------------------------------------------------------------------------------------------
                   U.S. Financial Life Insurance Company *                        Insurance             OH                 OH
              ----------------------------------------------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                          HCO                DE                 NY
              ----------------------------------------------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                               Operating             OH                 OH
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                           Operating             DE                 PA
                   -----------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                         Operating             OH                 OH
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                      Operating             AL                 AL
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                        Operating             TX                 TX
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                Operating             MA                 MA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                   Operating             WA                 WA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                   Operating             NM                 NM
                   -----------------------------------------------------------------------------------------------------------------
                   1740 Ventures, Inc.                                            Operating             NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                            Operating             GA                 GA
                   -----------------------------------------------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                         Operating             DE                 GA
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Assets Corp.                                                 HCO                NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Benefits Management Corp.                             Operating             DE                 NY
                       -------------------------------------------------------------------------------------------------------------
                       MONY Benefits Service Corp.                                Operating             DE                 NY
                   -----------------------------------------------------------------------------------------------------------------
                   1740 Advisers, Inc.                                            Operating             NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Securities Corporation                                    Operating             NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.            Operating             MN                 NY
                       -------------------------------------------------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                          Operating             MN                 NY
      ------------------------------------------------------------------------------------------------------------------------------


                                                                                                              Parent's    Comments
                                                                                               Number of      Percent of    (e.g.,
                                                                                    Federal     Shares        Ownership    Basis of
                                                                                   Tax ID #      Owned        or Control    Control)
                                                                                   ---------     -----        ----------  ----------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
      ------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                       13-4139153
      ------------------------------------------------------------------------------------------
              Vercoe Insurance Agency, Inc.                                        31-0925501         2,997        100.00%
              ----------------------------------------------------------------------------------
              Advest Capital, Inc.                                                 06-1421694         1,000        100.00%
              ----------------------------------------------------------------------------------
              Billings and Company, Inc.                                           06-0968848                      100.00%
              ----------------------------------------------------------------------------------
                   Billings Management Co.                                         06-1053345           500        100.00%
              ----------------------------------------------------------------------------------
              Boston Advisors, Inc.                                                04-2805120           100        100.00%
              ----------------------------------------------------------------------------------
              Advest Transfer Services, Inc.                                       06-1583738           100        100.00%
              ----------------------------------------------------------------------------------
              Advest, Inc.                                                         06-0950348         1,000        100.00%
              ----------------------------------------------------------------------------------
                   Balanced Capital Services, Inc.                                 06-0878468         1,000        100.00%
                   -----------------------------------------------------------------------------
                   Advest Insurance Agency, Inc.                                   04-2590954            75        100.00%
              ----------------------------------------------------------------------------------
              Independent Portfolio Consultants, Inc.                              90-0001325                      100.00%
              ----------------------------------------------------------------------------------
              A. B. Realty Corp.                                                   06-1227868                      100.00%
              ----------------------------------------------------------------------------------
              Bank Street Management Company                                       06-1410955                      100.00%
              ----------------------------------------------------------------------------------
              Advest Mortgages, Inc.                                               06-1545819         1,000        100.00%
      ------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                  75-2961816                      100.00%
      ------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                13-4194065                      100.00%
      ------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                  13-4194080                      100.00%
      ------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                           54-1533186                      100.00%
      ------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                                54-1968996                      100.00%
      ------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                           13-3976138                      100.00%
      ------------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                            13-1632487                      100.00%
          --------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                     13-3790446                      100.00%
              ----------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.      98-0157781                      100.00%
                   -----------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                                                 99.00%
                   -----------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                 98-0152047                      100.00%
                   -----------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.                                               99.00%
                       -------------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.           98-0152046                      100.00%
              ----------------------------------------------------------------------------------
              MONY Life Insurance Company of America                               86-0222062                      100.00%
              ----------------------------------------------------------------------------------
                   Enterprise Accumulation Trust                                   58-6303987                      100.00%
                   -----------------------------------------------------------------------------
                   Mony Series Funds, Inc.                                         13-3388742                      100.00%
              ----------------------------------------------------------------------------------
              Sagamore Financial, LLC                                              31-1296919     1,993,940        100.00%
              ----------------------------------------------------------------------------------
                   U.S. Financial Life Insurance Company *                         38-2046096       405,000        100.00%
              ----------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                        11-3722370         1,000        100.00%
              ----------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                                31-1465146            99         99.00%
                   -----------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                            22-3015130         1,500        100.00%
                   -----------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                          31-1562855             5        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                       62-1699522             1        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                         74-2861481            10        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                 06-1496443             5        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                    91-1940542             1        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                    62-1705422             1        100.00%
                   -----------------------------------------------------------------------------
                   1740 Ventures, Inc.                                             13-2848244         1,000        100.00%
                   -----------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                             58-1660289           500        100.00%
                   -----------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                          22-1990598         1,000        100.00%
                   -----------------------------------------------------------------------------
                   MONY Assets Corp.                                               13-2662263       200,000        100.00%
                   -----------------------------------------------------------------------------
                       MONY Benefits Management Corp.                              13-3363383         9,000         90.00%
                       -------------------------------------------------------------------------
                       MONY Benefits Service Corp.                                 13-4194349         2,500         90.00%
                   -----------------------------------------------------------------------------
                   1740 Advisers, Inc.                                             13-2645490        14,600        100.00%
                   -----------------------------------------------------------------------------
                   MONY Securities Corporation                                     13-2645488         7,550        100.00%
                   -----------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.             41-1941465         1,000        100.00%
                       -------------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                           41-1941464             1        100.00%
      ------------------------------------------------------------------------------------------

   -  Advest Trust Company merged into Frontier Trust Company in 2004
   -  As of February 18, 2005, MONY Realty Capital, Inc. was sold to MMA.
   -  As of February 2005, MONY Realty Parnters, Inc. was dissolved
   - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Jamaican regulatory reasons.
   - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Brazilian regulatory reasons.

Item 27.   Number of Contractowners

           Currently there are no holders of the contracts to be offered.


Item 28.   Indemnification

           (a) Indemnification of Officers and Directors

           The by-laws of the Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

             7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

             (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

            (ii) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

           (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

                  (b) To the extent permitted by the law of the State of New
                      York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726: Insurance Law ss.1216.

           The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

           (b) Indemnification of Principal Underwriters

           To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC. and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC. and AXA Advisors, LLC.

           (c) Undertaking

           Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29.   Principal Underwriters

         (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, are the principal underwriters for Separate Accounts 49, 301, FP, EQ Advisors Trust and AXA Premier VIP Trust and of MONY Variable Account A, MONY Variable Account L, MONY Life of America Variable Account A and MONY Life of America Variable Account L. In addition, AXA Advisors is the principal underwriter for Separate Accounts 45, A and I. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC, is 1290 Avenue of the Americas, NY, NY 10104.

         (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
------------------                    --------------------------------------
*Harvey E. Blitz                      Assistant Vice President and Director

*Robert S. Jones, Jr.                 Chairman of the Board and Director

*Ned Dane                             President and Director

*Richard Dziadzio                     Director

*James A. Shepherdson                 Director

*Robert Wright                        Director

 Edward J. Hayes                      Executive Vice President
 200 Plaza Drive
 Secaucus, NJ  07096

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

*Alvaro Escobar                       Senior Vice President

 James Goodwin                        Senior Vice President
 333 Thornall Street
 Edison, NJ 08837

 Jeffrey Green                        Senior Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Kevin R. Byrne                       Senior Vice President and Treasurer

*Jill Cooley                          Chief Risk Officer and Director

*David Cerza                          First Vice President

*Donna M. Dazzo                       First Vice President

*Amy Franceschini                     First Vice  President

*Peter Mastrantuono                   First Vice President

*Raymond T. Barry                     Vice President

*Michael Brzozowski                   Vice President

*Mark Wutt                            Executive Vice President

*Anthony F. Recine                    Chief Compliance Officer - Investment
                                      Advisory Activities

*Claire A. Comerford                  Vice President

*Mark D. Godofsky                     Senior Vice President and Controller

*Janet Friedman                       Vice President

*Stuart Abrams                        Senior Vice President and General Counsel

*Patricia Roy                         Vice President and Chief Compliance
                                      Officer - Broker-Dealer Activities

*Linda J. Galasso                     Assistant Secretary

*Francesca Divone                     Secretary

*Gary Gordon                          Vice President

 Gisela Jackson                       Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Maurya Keating                       Vice President and Counsel

*Frank Massa                          Vice President

*Carolann Matthews                    Vice President

*Jose Montengro                       Vice President

 Edna Russo                           Vice President
 333 Thornall Street
 Edison, NJ 08837

*Michael Ryniker                      Vice President

*Frank Acierno                        Assistant Vice President

*Richard Morin                        Assistant Vice President

*Ruth Shorter                         Assistant Vice President

*Irina Gyrla                          Assistant Vice President

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA DISTRIBUTORS, LLC)
----------------                      --------------------------------------

*James A. Shepherdson                 Director and Chairman of the Board,
                                      President and Chief Executive Officer

*Philip Meserve                       Director and Executive Vice President,
                                      Business Development

*James Mullery                        Director, Executive Vice President and
                                      Chief Sales Director

*Michael McDaniel                     Managing Director, Vice President and
                                      National Sales Manager, Broker/Dealer

*Michael Brandreit                    Managing Director and National
                                      Sales Manager

*Jeff Herman                          Senior Vice President

*Anthea Perkinson                     Senior Vice President and National
                                      Accounts Director, Financial Institutions

*Michael McCarthy                     Managing Director and National Sales
                                      Manager

*John Kennedy                         Managing Director and National Sales
                                      Manager

*Nelida Garcia                        Senior Vice President

*Daniel Roebuck                       Senior Vice President

*Bryan Tutor                          Executive Vice President and Chief
                                      Administrative Officer

*Douglas Dubitsky                     Managing Director and Chief Service
                                      Officer

         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30.   Location of Accounts and Records

           The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable Life Insurance Company at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020 and 200 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, Mo. 64105.

Item 31.   Management Services

           Not applicable.


Item 32.   Undertakings

           Registrant hereby undertakes:

           (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

           (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

           (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     AXA Equitable represents that the fees and charges deducted under the Certificates described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective Certificates. AXA Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for AXA Equitable to earn a profit, the degree to which the Certificates include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all certificates sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any Certificate or prospectus, or otherwise.

     The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of
Section 403(b)of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

                                SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 16th day of November, 2005.


                                    SEPARATE ACCOUNT No. 49 OF
                                    AXA EQUITABLE LIFE INSURANCE COMPANY
                                                (Registrant)

                                    By: AXA Equitable Life Insurance Company


                                    By: /s/ Dodie Kent
                                        ----------------------
                                            Dodie Kent
                                            Vice President and Counsel
                                            AXA Equitable Life Insurance Company

                                  SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 16th day of November, 2005.

                                         AXA EQUITABLE LIFE INSURANCE COMPANY
                                                    (Depositor)


                                         By: /s/ Dodie Kent
                                            ---------------------------------
                                            Dodie Kent
                                            Vice President and Counsel
                                            AXA Equitable Life Insurance Company



         As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                          Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert            Mary R. (Nina) Henderson     Scott D. Miller
Christopher M. Condron      James F. Higgins             Joseph H. Moglia
Henri de Castries           W. Edwin Jarmain             Peter J. Tobin
Denis Duverne               Christina Johnson            Stanley B. Tulin
John A. Graf





*By: /s/ Dodie Kent
     ------------------------
         Dodie Kent
         Attorney-in-Fact

November 16, 2005

                                 Exhibit Index

Exhibit
No.       Description                                                 Tag Name
-------   -----------                                                 --------
4. (a)  Form of flexible premium deferred variable annuity            EX-99.4a
        certificate no. 2005IML-B.
   (b)  Form of data page no. 2005IML DP.                             EX-99.4b
   (c) Form of endorsement applicable to Non-Qualified contracts EX-99.4c no. E-2005IML-NQ.
   (d)  Form of endorsement applicable to ROTH IRA contracts          EX-99.4d
        no. E-2005IML-ROTH.
   (e) Form of endorsement applicable to Qualified Plan Defined EX-99.4e Contribution contracts no. E-2005IML-QP.
   (f)  Form of endorsement applicable to IRA contracts no.           EX-99.4f
        E-2005IML-IRA.
   (g)  Form of endorsement applicable to TSA contracts no.           EX-99.4g
        E-2005IML-TSA.

5. (a)  Form of enrollment form under Group Annuity Contract and      EX-99.5a
        Application for Individual Contract no. 2005 App 01 IML,
        for use by AXA Advisors.
   (b)  Form of enrollment form under Group Annuity Contract and      EX-99.5b
        Application for Individual Contract no. 2005 App 02 IML, for use by AXA Distributors, LLC.

10.(c)  Power of Attorney of Alvin H. Fenichel.                       Ex-99.10c